Filed Pursuant to Rule 424(b)(5)

Registration Statement No. 333-155644

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price Per Unit	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee(2)
Common Units Representing Limited Partner Interests	2,530,000	$50.60	$128,018,000	$7,143.40

(1)	Includes limited partnership units issuable upon exercise of the underwriters’ option to purchase additional partnership units.

(2)	The registration fee of $7,143.40 is calculated in accordance with Rule 457(r) of the Securities Act of 1933, as amended. Pursuant to Rule 457(p) under the Securities Act of 1933, as amended, a portion of the $37,548 previously paid and unused registration fee remaining with respect to the proposed offering of unsold securities registered under a Registration Statement on Form S-3 (Registration No. 333-130564) initially filed with the Securities Exchange Commission by Sunoco Logistics Partners L.P., Sunoco Logistics Partners Operations L.P., Sunoco Partners Marketing and Terminals L.P. and Sunoco Pipeline L.P. on December 21, 2005 is being applied to offset all of the registration fee. Accordingly, no filing fee is being paid at this time.

Filed Pursuant to Rule 424(b)(5)
Registration Statement No. 333-155644

PROSPECTUS SUPPLEMENT

(To Prospectus Dated November 25, 2008)

2,200,000 Common Units

Representing Limited Partner Interests

We are selling 2,200,000 common units representing limited partner interests in Sunoco Logistics Partners L.P. Our common units are listed on the New York Stock Exchange under the symbol “SXL.” The last reported sales price of our common units on the New York Stock Exchange on April 13, 2009 was $52.84 per common unit.

Investing in our common units involves risk. See “Risk Factors” beginning on page S-11 of this prospectus supplement and on page 4 of the accompanying prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus are truthful or complete. Any representation to the contrary is a criminal offense.

	Per Common Unit	Total

Public offering price	$50.60	$111,320,000

Underwriting discount	$ 1.80	$3,960,000

Proceeds to Sunoco Logistics Partners L.P. (before expenses)	$48.80	$107,360,000

We have granted the underwriters a 30-day option to purchase up to an additional 330,000 common units from us on the same terms and conditions as set forth above if the underwriters sell more than 2,200,000 common units in this offering.

The underwriters expect to deliver the common units on or about April 17, 2009.

Joint Book-Running Managers

Citi	Barclays Capital	UBS Investment Bank

April 14, 2009

Legend
Eastern Refined Pipeline
Joint Ventures
Explorer (9.4%)
West Shore (12.3%)
Wolverine (31.5%)
Yellowstone (14.0%)
Eastern Crude Pipeline
Western Crude Pipeline
Joint Ventures
West Texas Gulf (43.8%)
Acquisitions
Corsicana/Wichita Falls
Mesa (37.0%)
Millennium/Kilgore
Amdel/White Oil
Mid-Valley (55.3%)
MagTex
Terminal Facilities
Nederland Terminal
Product Terminal
Inkster LPG Terminal
Sunoco, Inc. Refinery

This document is in two parts. The first part is this prospectus supplement, which describes the specific terms of this offering of common units. The second part is the accompanying prospectus, which gives more general information, some of which may not apply to this offering of common units. Generally, when we refer only to the “prospectus,” we are referring to both parts combined. If the information about the common unit offering varies between this prospectus supplement and the accompanying prospectus, you should rely on the information in this prospectus supplement.

You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus and any free writing prospectus prepared by us. We have not authorized anyone to provide you with additional or different information. If anyone provides you with additional, different or inconsistent information, you should not rely on it. We are offering to sell the common units, and seeking offers to buy the common units, only in jurisdictions where offers and sales are permitted. You should not assume that the information included in this prospectus supplement or the accompanying prospectus is accurate as of any date other than the dates shown in these documents or that any information we have incorporated by reference is accurate as of any date other than the date of the document incorporated by reference. Our business, financial condition, results of operations and prospects may have changed since such dates.

Prospectus Supplement

Prospectus dated November 25, 2008

S-i

FORWARD-LOOKING STATEMENTS

All of the statements, other than statements of historical fact, included or incorporated by reference in this prospectus supplement, the accompanying prospectus and the documents we incorporate by reference contain “forward-looking” statements. These forward-looking statements discuss our goals, intentions and expectations as to future trends, plans, events, results of operations or financial condition, or state other information relating to us, based on the current beliefs of our management as well as assumptions made by, and information currently available to, management. Words such as “may,” “will,” “anticipate,” “believe,” “plan,” “schedule,” “expect,” “estimate,” “intend,” “project,” and other similar phrases or expressions identify forward-looking statements. When considering forward-looking statements, you should keep in mind the risk factors and other cautionary statements in this prospectus supplement, the accompanying prospectus and the documents we incorporate by reference.

Although we believe these forward-looking statements to be reasonable, they are based upon a number of assumptions, any or all of which ultimately may prove to be inaccurate. These statements are subject to numerous assumptions, uncertainties and risks that could cause actual results to differ materially from any results projected, forecasted, estimated or budgeted, including, but not limited to, the following:

•	our ability to successfully consummate announced acquisitions or expansions and integrate them into our existing business operations;

•	delays related to construction of, or work on, new or existing facilities and the issuance of applicable permits;

•	changes in demand for, or supply of, crude oil, refined petroleum products and natural gas liquids that impact demand for our pipeline, terminalling and storage services;

•	changes in the demand for crude oil we both buy and sell;

•	the loss of Sunoco R&M as a customer or a significant reduction in its current level of throughput and storage with us;

•	an increase in the competition encountered by our petroleum products terminals, pipelines and crude oil acquisition and marketing operations;

•	changes in the financial condition or operating results of joint ventures or other holdings in which we have an equity ownership interest;

•	changes in the general economic conditions in the United States;

•	changes in laws and regulations to which we are subject, including federal, state, and local tax, safety, environmental and employment laws;

•	changes in regulations concerning required composition of refined petroleum products, that result in changes in throughput volumes, pipeline tariffs and/or terminalling and storage fees;

•	improvements in energy efficiency and technology resulting in reduced demand for petroleum products;

•	our ability to manage growth and/or control costs;

•	the effect of changes in accounting principles and tax laws and interpretations of both;

•

global and domestic economic repercussions, including disruptions in the crude oil and petroleum products markets, from terrorist activities, international hostilities and other events, and the government’s response thereto;

•	changes in the level of operating expenses and hazards related to operating facilities (including equipment malfunction, explosions, fires, spills and the effects of severe weather conditions);

S-ii

•	the occurrence of operational hazards or unforeseen interruptions for which we may not be adequately insured;

•	the age of, and changes in the reliability and efficiency of our operating facilities;

•	changes in the expected level of capital, operating, or remediation spending related to environmental matters;

•	changes in insurance markets resulting in increased costs and reductions in the level and types of coverage available;

•	risks related to labor relations and workplace safety;

•	non-performance by or disputes with major customers, suppliers or other business partners;

•	changes in our tariff rates implemented by federal and/or state government regulators;

•

the amount of our debt, which could make us vulnerable to adverse general economic and industry conditions, limit our ability to borrow additional funds, place us at competitive disadvantages compared to competitors that have less debt, or have other adverse consequences;

•	restrictive covenants in our or Sunoco, Inc.’s credit agreements;

•	changes in our or Sunoco, Inc.’s credit ratings, as assigned by ratings agencies;

•	the condition of the debt capital markets and equity capital markets in the United States, and our ability to raise capital in a cost-effective way;

•	performance of financial institutions impacting our liquidity, including those supporting our credit facilities;

•	changes in interest rates on our outstanding debt, which could increase the costs of borrowing;

•	claims of our non-compliance with regulatory and statutory requirements; and

•

the costs and effects of legal and administrative claims and proceedings against us or any entity in which it has an ownership interest, and changes in the status of, or the initiation of new litigation, claims or proceedings, to which we, or any entity in which it has an ownership interest, is a party.

These factors are not necessarily all of the important factors that could cause actual results to differ materially from those expressed in any of our forward-looking statements. Other unknown or unpredictable factors could also have material adverse effects on future results. We undertake no obligation to update publicly any forward-looking statement whether as a result of new information or future events.

S-iii

SUMMARY

This summary highlights information contained elsewhere in this prospectus supplement and the accompanying prospectus. It does not contain all of the information that you should consider before making an investment decision. You should read the entire prospectus supplement, the accompanying prospectus and the documents incorporated by reference for a more complete understanding of this offering. Please read “Risk Factors” beginning on page S-11 of this prospectus supplement and page 4 of the accompanying prospectus for more information about important risks that you should consider before buying our common units. Unless the context otherwise indicates, the information included in this prospectus supplement assumes that the underwriters do not exercise their option to purchase additional common units.

As used in this prospectus supplement, unless the context otherwise indicates, the terms “we,” “us,” “our” and similar terms mean Sunoco Logistics Partners L.P., together with our operating subsidiaries. References to “Operating Partnership” mean Sunoco Logistics Partners Operations L.P., our wholly-owned subsidiary. References to “Sunoco” mean Sunoco, Inc., the owner of our general partner. References to “Sunoco R&M” mean Sunoco, Inc. (R&M), a wholly owned subsidiary of Sunoco, through which Sunoco conducts its refining and marketing operations.

Sunoco Logistics Partners L.P.

We are a Delaware limited partnership formed by Sunoco to own, operate and acquire a geographically diverse portfolio of complementary pipeline, terminalling, and crude oil acquisition and marketing assets. We are principally engaged in the transportation, terminalling and storage of refined products and crude oil and the purchase and sale of crude oil.

Our business is currently comprised of three segments, consisting of our Eastern Pipeline System, our Terminal Facilities and our Western Pipeline System.

•

Eastern Pipeline System. Our Eastern Pipeline System serves the northeastern and midwestern United States operations of Sunoco and includes: approximately 1,650 miles of refined product pipelines, including a two-thirds undivided interest in the 80-mile refined product Harbor pipeline, and 58 miles of interrefinery pipelines between two of Sunoco’s refineries; approximately 140 miles of crude oil pipelines; a 9.4 percent interest in Explorer Pipeline Company, a joint venture that owns a 1,881-mile refined product pipeline; a 31.5 percent interest in Wolverine Pipe Line Company, a joint venture that owns a 721-mile refined product pipeline; a 12.3 percent interest in West Shore Pipe Line Company, a joint venture that owns a 652-mile refined product pipeline; and a 14.0 percent interest in Yellowstone Pipe Line Company, a joint venture that owns a 690-mile refined product pipeline.

The Eastern Pipeline System also includes the MagTex refined product pipeline system, which was acquired from an affiliate of Exxon Mobil Corporation in November 2008. The system consists of approximately 480 miles of refined product pipelines located in Texas. Although these assets are physically located in the southwestern United States, we have included these assets in the Eastern Pipeline System along with our existing refined products pipelines.

•

Terminal Facilities. Our Terminal Facilities consist of 36 refined product terminals with an aggregate storage capacity of 6.2 million shell barrels, primarily serving our Eastern Pipeline System in the northeastern and midwestern United States; 5 refined product terminals located in Texas and Louisiana serving the MagTex refined product pipeline system with an aggregate storage capacity of 0.5 million shell barrels, the Nederland Terminal, a 17.8 million barrel marine crude oil terminal on the Texas Gulf Coast; a 2.0 million barrel refined product terminal serving Sunoco’s Marcus Hook refinery near Philadelphia, Pennsylvania; one inland and two marine crude oil terminals with a combined capacity of 3.4 million barrels, and related pipelines, which serve Sunoco’s Philadelphia refinery; a ship and barge dock which serves Sunoco’s Eagle Point refinery; and a 1.0 million barrel liquefied petroleum gas (“LPG”) terminal near Detroit, Michigan.

•

Western Pipeline System. Our Western Pipeline System gathers, purchases, sells and transports crude oil principally in Oklahoma and Texas and consists of approximately 3,200 miles of crude oil trunk pipelines, including a 37.0 percent undivided interest in the 80-mile Mesa Pipe Line system, and approximately 500 miles of crude oil gathering lines that supply the trunk pipelines; approximately 110 crude oil transport trucks; approximately 120 crude oil truck unloading facilities; a 55.3 percent equity interest (50 percent voting interest) in the Mid-Valley Pipeline Company, a joint venture that owns a 994-mile crude oil pipeline and a 43.8 percent interest in West Texas Gulf Pipe Line Company, a joint venture that owns a 579-mile crude oil pipeline.

We transport, terminal and store refined products and crude oil in 13 states located in the northeastern, midwestern and southwestern United States. We generate revenues by charging tariffs for transporting refined products, crude oil and other hydrocarbons through our pipelines and by charging fees for storing refined products, crude oil and other hydrocarbons in, and for providing other services at, our terminals. We also generate revenues by purchasing domestic crude oil and selling it to Sunoco R&M and other customers. Generally, as we purchase crude oil, we simultaneously enter into corresponding sale transactions involving physical deliveries of crude oil, which enables us to secure a profit on the transaction at the time of purchase and establish a substantially balanced position, thereby minimizing our exposure to crude oil price volatility after the initial purchase. However, the margins we receive from these transactions may vary from period to period. We do not enter into futures contracts or other derivative instruments in connection with these purchases and sales unless they result in the physical delivery of crude oil.

For the year ended December 31, 2008, we had revenues of approximately $10.1 billion, EBITDA of $291.3 million and net income of $214.5 million. For an explanation of EBITDA and a reconciliation of EBITDA to net income, please read note 6 to “—Summary Financial and Operating Data” beginning on page S-8 of this prospectus supplement.

Our Business Strategies

Our primary business strategies are to:

•	generate stable cash flows;

•	increase our pipeline and terminal throughput;

•	pursue strategic and accretive acquisitions that complement or supplement our existing asset base;

•	continue to improve our operating efficiency and to reduce our costs; and

•	increase our cash distributions to unitholders.

Our Competitive Strengths

We believe that we are well-positioned to successfully execute our business strategies because of the following competitive strengths:

•

We have a unique strategic relationship with Sunoco and its affiliates. Many of our refined product and crude oil pipelines and terminals are directly connected to Sunoco R&M’s refineries and afford Sunoco R&M a cost-effective means to access crude oil and distribute refined products. In addition, we and Sunoco and its affiliates can jointly bid on potential acquisitions, and we are entitled to purchase from Sunoco and its affiliates any significant crude oil or refined product pipeline and terminalling assets, which we often refer to as logistics assets, associated with acquisitions made by Sunoco and its affiliates. Our acquisition of an undivided interest in the Mesa Pipe Line system in 2005 and our acquisition of a 55.3 percent equity interest (50 percent voting rights) in Mid-Valley Pipeline Company in 2006 are examples of our exercising our right to acquire logistics assets from Sunoco and its affiliates.

•

Our refined product pipelines and terminal facilities are strategically located in areas with high demand. We have a strong presence in the northeastern and midwestern United States, and our transportation and distribution assets in these regions operate at high utilization rates, providing us with a base of stable cash flows. Additionally, the acquisition of the MagTex products pipeline system expands our presence in the growing refined product markets in the southwestern United States.

•

We have a complementary portfolio of assets that are both geographically and operationally diverse. Our assets include refined product pipelines and terminals in the northeastern, midwestern and southwestern United States, a crude oil terminal on the Texas Gulf Coast and crude oil pipelines in Oklahoma and Texas. We also own equity interests in four refined product pipelines located in the central and western regions of the United States and two crude oil pipelines. This geographic and asset diversity contributes to the stability of our cash flows.

•

Our pipelines and terminal facilities are efficient and well-maintained. In recent years, we have made significant investments to upgrade our asset base. All of our refined product pipelines and terminal facilities and many of our crude oil pipelines are automated to provide continuous, real-time operational data. We continually undertake internal inspection programs and other procedures to monitor the integrity of our pipelines.

•

Our executive officers and directors have extensive energy industry experience. Our executive officers and directors have broad experience in the energy industry and our management team has operated our core assets for over ten years. As a result, we believe that we have the expertise to execute our business strategies and manage our assets and operations effectively. Our general partner has adopted incentive compensation plans to closely align the interests of its executive officers with the interests of our unitholders.

Our Relationship with Sunoco and its Affiliates

We have a strong and mutually beneficial relationship with Sunoco, one of the leading independent refining and marketing companies in the United States and the largest refiner in the northeastern United States. Sunoco operates its businesses through a number of operating subsidiaries, the primary one being Sunoco R&M, which operates Sunoco’s refineries and markets gasoline and convenience items through approximately 4,700 retail sites. Sunoco R&M owns and operates five refineries with an aggregate refining capacity of approximately 910,000 barrels per day, or bpd. Substantially all of Sunoco’s business activities with us are conducted through Sunoco R&M and the majority of our operations are strategically located within Sunoco R&M’s refining and marketing supply chain. Sunoco R&M relies on us to provide transportation and terminalling services that support a significant portion of its refining and marketing operations.

The success of our operations depends substantially upon the continued use of our pipelines and terminal facilities by Sunoco R&M. For the year ended December 31, 2008, Sunoco R&M accounted for approximately 66 percent of the total revenues of our Eastern Pipeline System, approximately 61 percent of the total revenues of our Terminal Facilities and approximately 24 percent of the total revenues of our Western Pipeline System. In 2002, we entered into a pipelines and terminals storage and throughput agreement with Sunoco R&M, under which Sunoco R&M agreed to pay us a minimum level of revenues for the transporting and throughput of refined products and agreed to minimum levels of storage and throughput of crude oil and liquefied petroleum gas. In February 2007, certain obligations under the pipelines and terminals storage and throughput agreement relating to throughput of refined products through our terminals and to our Marcus Hook Tank Farm expired. On

March 1, 2007 we entered into (i) a new five year product terminal services agreement with Sunoco R&M under which Sunoco R&M may throughput refined products through our terminals, and (ii) a new tank farm agreement under which Sunoco R&M may throughput refined products through our Marcus Hook Tank Farm. With the exception of the crude oil storage and throughput commitments at the Fort Mifflin Terminal, which will expire in May 2009, and the liquefied petroleum gas storage and throughput commitments at the Inkster Terminal, which will expire in April 2009, Sunoco R&M’s obligations under the 2002 pipelines and terminals storage and throughput agreement expired in March 2009. Because our facilities are well situated to handle Sunoco R&M’s refining and marketing supply chain needs, we expect that Sunoco R&M will continue to utilize our pipelines and terminals after the expiration of its remaining minimum throughput obligations. The strategic interplay between our assets and Sunoco R&M’s assets result in a mutually beneficial relationship between us and Sunoco R&M.

After this offering of our common units, Sunoco, through its ownership of our general partner, will have an aggregate 38.2% limited partner interest and a 2.0% general partner interest in us. Because of its significant equity ownership in us and operational relationship with us, Sunoco will continue to have a substantial vested interest in the growth and success of our business. In addition, our general partner and its affiliates, which are indirectly owned by Sunoco, employ approximately 1,270 people who provide direct support to our operations. We do not have any employees.

Recent Developments

Senior Notes Offering. On February 6, 2009, we closed a public offering of $175 million aggregate principal amount of our 8.75% senior notes due 2014. We used net proceeds of the notes offering to repay borrowings under our $400 million revolving credit facility, which were incurred to finance our acquisition of the MagTex products pipeline system and the other assets acquired from Exxon Mobil.

Distribution. On January 28, 2009, the board of directors of Sunoco Partners LLC, our general partner, declared a cash distribution for the fourth quarter of 2008 of $0.99 per common partnership unit ($3.96 annualized) that was paid on February 13, 2009 to unitholders of record as of February 9, 2009. This represents the twenty-second distribution increase in the last twenty-three quarters. The distribution rate is 13.8% higher than the fourth quarter of 2007 distribution of $0.87 per unit and represents a 2.6% increase over the distribution for the third quarter of 2008 of $0.965 per unit.

$62.5 Million Revolving Credit Facility. On March 13, 2009, we entered into a $62.5 million revolving credit facility, which matures in September 2011, with Toronto Dominion (Texas) LLC as the administrative agent. Approximately $31.3 million of borrowings were outstanding under the facility as of April 13, 2009 and were used for general partnership purposes.

Our Ownership, Structure and Management

Our operations are conducted through, and our operating assets are owned by, our operating partnership and its subsidiaries. Our general partner has sole responsibility for conducting our business and for managing our operations. The senior executives of our general partner manage our business.

Upon consummation of this offering:

•	There will be 18,864,699 publicly held common units outstanding representing an aggregate 59.8% limited partner interest;

•	Sunoco, through its ownership of our general partner, will own 12,063,734 common units representing an aggregate 38.2% limited partner interest; and

•	Our general partner will continue to own a 2.0% general partner interest in us and all of the incentive distribution rights.

The following chart depicts the organization and ownership of us and our subsidiaries after giving effect to this offering but before any exercise of the underwriters’ option to purchase additional common units.

Percentage Interest
Ownership of Sunoco Logistics Partners L.P.
Public Common Units	59.8%
Sunoco Partners LLC Common Units	38.2%
Sunoco Partners LLC General Partner Interest	2.0%

Total	100.0%

Our principal executive offices are located at Mellon Bank Center, 1735 Market Street, Suite LL, Philadelphia, Pennsylvania 19103, and our phone number is (866) 248-4344.

The Offering

Common units offered by us	2,200,000 common units.

2,530,000 common units if the underwriters exercise their option to purchase an additional 330,000 common units.

Units outstanding before this offering	28,728,433 common units

Units outstanding after this offering	30,928,433 common units (31,258,433 common units if the underwriters exercise their option to purchase additional common units in full)

Use of proceeds	We will use the net proceeds from this common unit offering and the related capital contribution of our general partner to reduce indebtedness under our $400 million revolving credit facility and for general partnership purposes. Affiliates of certain of the underwriters participating in this offering are lenders under our revolving credit facilities and will receive greater than 10% of the net proceeds of this offering through our repayment of that facility. Please read “Underwriting—Relationships/FINRA Conduct Rules.”

We will use all the net proceeds from any exercise of the underwriters’ option to purchase additional common units, together with the related capital contribution of our general partner, to pay down additional indebtedness under out $400 million revolving credit facility and for general partnership purposes.

Cash distributions	Under our partnership agreement, we must distribute all of our cash on hand as of the end of each quarter after payment of fees and expenses, including payments to our general partner, less reserves established by our general partner in its reasonable discretion. We refer to this cash as “available cash,” and we define it in our partnership agreement. We expect that the first distribution payable to purchasers of the common units offered by this prospectus supplement will be paid in May 2009.

To the extent that our quarterly cash distribution exceeds $0.50 per common unit in any quarter, our general partner receives a higher percentage of the cash distributed in excess of $0.50 per limited partner unit, in increasing percentages up to 50% if the quarterly cash distribution exceeds $0.70 per common unit. For a description of our cash distribution policy, please read “Cash Distributions” in the accompanying prospectus.

Estimated ratio of taxable income to distributions

We estimate that if you own the common units you purchase in this offering through the record date for the distribution with respect to the fourth calendar quarter of 2011, you will be allocated, on a cumulative basis, an amount of federal taxable income for the taxable years 2009 through 2011 that will be less than 20% of the cash distributed to you with respect to that period. This estimated taxable income amount is largely comprised of qualified dividends we receive, which are generally taxable to an individual at a maximum federal income tax rate of 15% through the end of 2010. Thereafter, absent legislation extending the current rates, beginning January 1, 2011, the highest marginal U.S. federal income tax rate applicable to dividends received by individuals will increase to 39.6%. Please read “Tax Considerations” beginning on page S-15 of this prospectus supplement for the basis for this estimate.

New York Stock Exchange symbol	SXL

Summary Financial and Operating Data

The following table sets forth summary financial and operating data as of and for the years ended December 31, 2006, 2007 and 2008. The summary financial and operating data presented is derived from the audited financial statements of Sunoco Logistics Partners L.P., which are included in our Annual Report on Form 10-K for the year ended December 31, 2008.

The summary financial and operating data should be read together with, and is qualified in its entirety by reference to, our historical financial statements and the accompanying notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” which are set forth in our Annual Report on Form 10-K for the year ended December 31, 2008.

Sunoco Logistics Partners L.P.’s Annual Report on Form 10-K for the year ended December 31, 2008 is incorporated by reference into this prospectus supplement.

	Year Ended December 31,
	2006(1)	2007(2)	2008(3)
	($ in thousands, except per unit amounts)
Income Statement Data:
Revenues:
Sales and other operating revenue:
Affiliates	$1,842,634	$1,682,042	$2,571,947
Unaffiliated customers	3,994,601	5,695,413	7,540,373
Other income(4)	17,315	28,381	24,298

Total revenues	5,854,550	7,405,836	10,136,618

Costs and expenses:
Cost of products sold and operating expenses	5,644,021	7,156,142	9,786,014
Depreciation and amortization	36,649	37,341	40,054
Impairment charge	—	—	5,674
Selling, general and administrative expenses	55,686	56,198	59,284

Total costs and expenses	5,736,356	7,249,681	9,891,026

Operating income	118,194	156,155	245,592
Net interest cost and debt expense	27,853	35,280	31,112

Net income	$90,341	$120,875	$214,480

Net income per limited partner unit:
Basic	$2.87	$3.38	$5.01

Diluted	$2.85	$3.37	$4.98

Cash distributions per unit to limited partners(5):
Paid	$3.03	$3.33	$3.67

Declared	$3.13	$3.38	$3.79

	Year Ended December 31,
	2006(1)		2007(2)		2008(3)
	($ in thousands, except per unit amounts)
Balance Sheet Data (at period end):
Net properties, plants and equipment	$1,006,668		$1,089,262		$1,375,429
Total assets	2,082,077		2,504,642		2,308,249
Total debt	491,910		515,104		747,631
Total partners’ capital	582,911		591,045		669,900

Other Financial Data:
Net cash provided by operating activities	$141,480		$207,499		$228,587
Net cash used in investing activities	(241,220)		(119,351)		(331,244)
Net cash provided by (used in) financing activities	87,507		(95,560)		102,657
Capital expenditures:
Maintenance	$29,872		$24,946		$25,652
Expansion	209,135	(1)	94,666	(2)	305,592	(3)

Total capital expenditures	$239,007	(1)	$119,612	(2)	$331,244	(3)

EBITDA(6)	$154,843		$193,496		$291,320
Distributable cash flow(6)	$102,844		$134,467		$236,982

Operating Data:
Eastern Pipeline System total shipments (in thousands of barrel miles per day)(7)(8)	61,764		65,737		64,786
Terminal Facilities throughput (bpd)	1,541,470		1,636,977		1,615,493
Western Pipeline System throughput (bpd)(7)	526,014		527,491		535,015
Crude oil purchases at wellhead (bpd)	191,644		177,981		177,662

(1)	Expansion capital expenditures in 2006 includes approximately $40.9 million related to the March 1, 2006 acquisition of the Millennium and Kilgore crude oil pipeline system, approximately $68.0 million related to the March 1, 2006 acquisition of the Amdel and White Oil crude oil pipeline system and approximately $12.5 million related to the August 18, 2006 acquisition of a 55.3 percent equity interest in Mid-Valley Pipeline Company. The total purchase price of Mid-Valley was approximately $65.0 million, however since a portion of the interest was acquired from a related party, we recorded it at Sunoco’s historical cost and the $52.5 million difference between the purchase price and the cost basis of the assets was recorded as a capital distribution.

(2)	Expansion capital expenditures in 2007 include approximately $13.4 million related to the June 1, 2007 acquisition of the Syracuse Terminal, construction in progress in connection with our agreement with Motiva Enterprises LLC of three crude oil storage tanks at our Nederland Terminal and a crude oil pipeline from Nederland to Motiva’s Port Arthur, Texas refinery. Expansion capital also includes further construction of crude oil storage tanks at the Nederland terminal.

(3)	Expansion capital expenditures in 2008 include $185.4 million related to the acquisition of the MagTex refined products pipeline system, construction of tankage and pipeline assets in connection with our agreement to connect the Nederland terminal to a Port Arthur, Texas refinery and construction of five additional crude oil storage tanks at the Nederland terminal.

(4)	Includes equity income from investments in the following joint ventures: Explorer Pipeline Company, Wolverine Pipe Line Company, West Shore Pipe Line Company, Yellowstone Pipe Line Company, West Texas Gulf Pipe Line Company and Mid-Valley Pipeline Company. Equity income from these investments has been included based on our respective ownership percentages of each, and from the dates of acquisition forward.

(5)	Cash distributions paid per unit to limited partners include payments made per unit during the period stated. Cash distributions declared per unit to limited partners include distributions declared per unit related to the quarters within the period stated. Declared distributions are paid within 45 days following the close of each quarter.

(6)	EBITDA and distributable cash flow provide additional information for evaluating our ability to make distributions to our unitholders and our general partner. The following table reconciles the difference between net income, as determined under United States generally accepted accounting principles, and EBITDA and distributable cash flow (in thousands) as well as net cash provided by operating activities and EBITDA (in thousands):

	Year Ended December 31,
	2006	2007	2008
Net Income	$90,341	$120,875	$214,480
Interest, net	27,853	35,280	31,112
Depreciation and amortization	36,649	37,341	40,054
Impairment charge	—	—	5,674

EBITDA	154,843	193,496	291,320
Interest, net	(27,853)	(35,280)	(31,112)
Maintenance capital expenditures	(29,872)	(24,946)	(25,652)
Sunoco reimbursements	5,726	1,197	2,426

Distributable cash flow	$102,844	$134,467	$236,982

	Year Ended December 31,
	2006	2007	2008
Net cash provided by operating activities	$141,480	$207,499	$228,587
Interest, net	27,853	35,280	31,112
Amortization fees and bond discount	(508)	(666)	(633)
Restricted unit incentive plan expense	(3,686)	(5,310)	(4,277)
Net change in working capital pertaining to operating activities	(11,456)	(40,221)	38,381
Proceeds from insurance recovery	—	(4,389)	—
Other	1,160	1,303	(1,850)

EBITDA	$154,843	$193,496	$291,320

Our management believes EBITDA and distributable cash flow information enhances an investor’s understanding of a business’s ability to generate cash for payment of distributions and other purposes. EBITDA and distributable cash flow do not represent and should not be considered alternatives to net income or cash flows from operating activities as determined under United States generally accepted accounting principles and may not be comparable to other similarly titled measures of other businesses.

(7)	Excludes amounts attributable to our equity ownership interests in corporate joint ventures.

(8)	Total shipments represent the total average daily pipeline throughput multiplied by the number of miles of pipeline through which each barrel has been shipped. We believe that total shipments is a better performance indicator for the Eastern Pipeline System than throughput as certain refined product pipelines, including inter-refinery and transfer pipelines, transport large volumes over short distances and generate minimal revenues.

RISK FACTORS

An investment in our common units involves risks. You should carefully consider all of the information contained in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference as provided under “Where You Can Find More Information,” including our annual report on Form 10-K for the year ended December 31, 2008 and the risk factors described under “Risk Factors” in such report. This prospectus supplement, the accompanying prospectus and the documents incorporated by reference also contain forward-looking statements that involve risks and uncertainties. Please read “Forward-Looking Statements.” Our actual results could differ materially from those anticipated in the forward-looking statements as a result of certain factors, including the risks described below, elsewhere in this prospectus supplement, in the accompanying prospectus and in the documents incorporated by reference. If any of these risks occur, our business, financial condition or results of operation could be adversely affected.

USE OF PROCEEDS

We will receive net proceeds of approximately $107.4 million from the sale of the 2,200,000 common units we are offering after deducting the underwriting discount but before offering expenses. We will also receive approximately $2.3 million from the related capital contribution of our general partner to maintain its 2.0% general partner interest in us. We will use those combined net proceeds to reduce indebtedness under our $400 million revolving credit facility and for general partnership purposes.

At April 13, 2009, we had approximately $287.7 million of debt outstanding under our $400 million revolving credit facility with a weighted average interest rate of 1.547%. The borrowings we are repaying were used for general partnership purposes. The $400 million revolving credit facility matures in November 2012.

We will use all the net proceeds from any exercise of the underwriters’ option to purchase additional common units, together with the related capital contribution of our general partner, to pay down additional indebtedness under our $400 million revolving credit facility and for general partnership purposes.

Affiliates of certain of the underwriters participating in this offering are lenders under our revolving credit facilities and will receive approximately 28% of the net proceeds of this offering through the repayment of indebtedness under our $400 million revolving credit facility.

CAPITALIZATION

The following table sets forth our capitalization as of December 31, 2008:

•	on an actual basis; and

•

as adjusted to give effect to the common units offered by this prospectus supplement, the related capital contribution of our general partner and the application of the net proceeds therefrom in the manner described under “Use of Proceeds.”

This table should be read together with our historical financial statements and the accompanying notes incorporated by reference into this prospectus supplement and the accompanying prospectus.

	As of December 31, 2008(a)
	Actual	As Adjusted
	($ in thousands)
$400 million revolving credit facility – due November 2012 (b)	$323,385	$213,753
$100 million 364-day revolving credit facility – due May 2009 (c)	—	—
7.25% Senior Notes due 2012	250,000	250,000
6.125% Senior Notes due 2016	175,000	175,000
Less unamortized bond discount	(754)	(754)

Total debt	$747,631	$637,999

Partners’ capital
Unitholders	$653,289	$760,649
General partner	19,741	22,013
Accumulated other comprehensive loss	(3,130)	(3,130)

Total partners’ capital	$669,900	$779,532

Total capitalization	$1,417,531	$1,417,531

(a)	On February 6, 2009, we issued $175 million aggregate principal amount of 8.75% Senior Notes due 2014 and used the net proceeds to repay borrowings under our $400 million revolving credit facility. In addition, on March 13, 2009, we entered into a $62.5 million revolving credit facility which matures in September 2011. Approximately $31.3 million was outstanding under this facility as of April 13, 2009.

(b)	A total of approximately $287.7 million was outstanding under this revolving credit facility as of April 13, 2009.

(c)	No amounts were outstanding under this revolving credit facility as of April 13, 2009.

This table does not reflect the issuance of up to 330,000 common units that may be sold to the underwriters upon exercise of their option to purchase additional common units, the proceeds of which, together with the related capital contribution of our general partner, will be used in the manner described under “Use of Proceeds.”

PRICE RANGE OF COMMON UNITS AND DISTRIBUTIONS

At the close of business on April 9, 2009, there were 93 holders of record of our common units, including our general partner. Our common units are traded on the New York Stock Exchange under the symbol “SXL.”

The following table sets forth, for the periods indicated, the high and low sales prices for our common units, as reported on the New York Stock Exchange Composite Transactions Tape, and quarterly cash distributions paid or to be paid to our unitholders. The last reported sales price of our common units on the New York Stock Exchange on April 13, 2009 was $52.84 per common unit.

	Common Unit Price Ranges		Cash Distributions per Unit(1)
	High	Low
2009
Second Quarter (through April 13, 2009)	$53.95	$50.08	—
First Quarter	56.00	44.65	—
2008
Fourth Quarter	$50.00	$27.62	$0.9900
Third Quarter	51.66	41.00	0.9650
Second Quarter	54.39	46.27	0.9350
First Quarter	55.42	42.01	0.8950
2007
Fourth Quarter	$59.50	$48.01	$0.8700
Third Quarter	63.25	45.04	0.8500
Second Quarter	63.75	54.56	0.8375
First Quarter	59.45	49.25	0.8250

(1)	Represents cash distributions attributable to the quarter and declared and paid or to be paid within 45 days after quarter end. We declared and, within 45 days of the end of the period, paid cash distributions to our general partner with respect to its 2.0% general partner interest that totaled $35.7 million for the year ended December 31, 2008, $24.1 million for the year ended December 31, 2007 and $16.7 million for the year ended December 31, 2006.

TAX CONSIDERATIONS

The tax consequences to you of an investment in our common units will depend in part on your own tax circumstances. For a discussion of the principal federal income tax considerations associated with our operations and the purchase, ownership and disposition of common units, please read “Material Tax Considerations” beginning on page 32 of the accompanying prospectus. You are urged to consult your own tax advisor about the federal, state, foreign and local tax consequences peculiar to your circumstances.

Partnership Tax Treatment

The anticipated after-tax economic benefit of an investment in our common units depends largely on our being treated as a partnership for federal income tax purposes. We have not requested a ruling from the IRS with respect to our partnership status. In order to be treated as a partnership for federal income tax purposes, at least 90% of our gross income must be from specific qualifying sources, such as the transportation of refined petroleum products or other passive types of income such as dividends. For a more complete description of this qualifying income requirement, please read “Material Tax Considerations—Partnership Status” in the accompanying prospectus.

If we were treated as a corporation for federal income tax purposes, we would pay federal income tax on our taxable income at the corporate tax rate, which is currently a maximum of 35%, and would likely pay state income tax at varying rates. Distributions to you would generally be taxed again as corporate distributions, and no income, gains, losses or deductions would flow through to you. Because a tax would be imposed upon us as a corporation, our cash available for distribution to you would be substantially reduced. Therefore, treatment of us as a corporation would result in a material reduction in the anticipated cash flow and after-tax return to the unitholders, likely causing a substantial reduction in the value of our common units.

Ratio of Taxable Income to Distributions

We estimate that if you purchase common units in this offering and own them through the record date for the distribution with respect to the fourth calendar quarter of 2011, then you will be allocated, on a cumulative basis, an amount of federal taxable income for that period that will be less than 20% of the amount of cash distributed to you with respect to that period. This estimated taxable income amount is largely comprised of qualified dividends we receive, which are generally taxable to an individual at a maximum federal income tax rate of 15% through the end of 2010. Thereafter, absent legislation extending the current rates, beginning January 1, 2011, the highest marginal U.S. federal income tax rate applicable to dividends received by individuals will increase to 39.6%. If you continue to own common units purchased in this offering after that period, the percentage of federal taxable income allocated to you may be higher. Our estimate is based upon many assumptions regarding our business and operations, including assumptions as to tariffs, capital expenditures, cash flows and anticipated cash distributions. Our estimate assumes our available cash will approximate the amount necessary to continue to distribute the current quarterly distribution throughout the referenced period. This estimate and the assumptions are subject to, among other things, numerous business, economic, regulatory, competitive and political uncertainties beyond our control. Further, this estimate is based on current tax law and certain tax reporting positions that we have adopted. The Internal Revenue Service could disagree with our tax reporting positions. Accordingly, we cannot assure you that the estimate will be correct. The actual percentage of distributions that will constitute taxable income could be higher or lower, and any differences could be material and could materially affect the value of common units. For example, the ratio of allocable taxable income to cash distributions to a purchaser of common units in this offering will be greater, and perhaps substantially greater, than our estimate with respect to the period described above if:

•	gross income from operations exceeds the amount required to make the current quarterly distribution on all units, yet we only distribute the current quarterly distribution on all units; or

•	we make a future offering of common units and use the proceeds of such offering in a manner that does not produce substantial additional deductions during the period described above, such as to repay indebtedness outstanding at the time of such offering or to acquire property that is not eligible for depreciation or amortization for federal income tax purposes or that is depreciable or amortizable at a rate significantly slower than the rate applicable to our assets at the time of such offering.

Please read “Material Tax Consequences” in the accompanying prospectus and “Tax Considerations for Unitholders” and “Tax Risks for Unitholders” in our Annual Report on Form 10-K for the year ended December 31, 2008.

Tax-Exempt Organizations & Other Investors

Ownership of common units by tax-exempt entities, including employee benefit plans and individual retirement accounts (known as IRAs), and non-U.S. investors raises issues unique to such persons. Please read “Material Tax Considerations—Tax-Exempt Organizations and Other Investors” in the accompanying prospectus.

UNDERWRITING

Citigroup Global Markets Inc., Barclays Capital Inc., and UBS Securities LLC are acting as our joint book-running managers for this offering and as representatives for the underwriters named below. Under the terms of an underwriting agreement, which we will file as an exhibit to a Current Report on Form 8-K, each of the underwriters named below has severally agreed to purchase from us the respective number of common units shown opposite its name below:

Underwriters	Number of Common Units
Citigroup Global Markets Inc.	733,334
Barclays Capital Inc.	733,333
UBS Securities LLC	733,333

Total	2,200,000

The underwriting agreement provides that the underwriters’ obligation to purchase common units depends on the satisfaction of the conditions contained in the underwriting agreement including:

•

the obligation to purchase all of the common units offered hereby (other than those common units covered by their option to purchase additional common units described below), if any of the common units are purchased;

•	the representations and warranties made by us to the underwriters are true;

•	there is no material change in the financial markets; and

•	we deliver customary closing documents to the underwriters.

Commissions and Expenses

The following table summarizes the underwriting discounts and commissions we will pay to the underwriters. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional common units. The underwriting fee is the difference between the initial price to the public and the amount the underwriters pay to us for the common units.

	No Exercise	Full Exercise
Per unit	$1.80	$1.80
Total	$3,960,000	$4,554,000

The representatives of the underwriters have advised us that the underwriters propose to offer the common units directly to the public at the public offering price on the cover of this prospectus supplement and to selected dealers, which may include the underwriters, at such offering price less a selling concession not in excess of $1.08 per unit. After the offering, the representative may change the offering price and other selling terms.

We estimate that total expenses for this offering, excluding underwriting discounts and commissions, will be approximately $0.5 million.

Option to Purchase Additional Units

We have granted the underwriters an option exercisable for 30 days after the date of this prospectus supplement, to purchase, from time to time, in whole or in part, up to an aggregate of 330,000 common units at the public offering price less underwriting discounts and commissions. This option may be exercised if the underwriters sell more than 2,200,000 common units in connection with this offering. To the extent that this option is exercised, each underwriter will be obligated, subject to certain conditions, to purchase its pro rata portion of these additional units based on the underwriter’s percentage underwriting commitment in the offering as indicated in the table at the beginning of this Underwriting section.

Lock-Up Agreements

We and our general partner and all of the directors and executive officers of our general partner have agreed that, without the prior written consent of Citigroup Global Markets Inc., we and they will not, directly or indirectly, (1) offer for sale, sell, pledge, or otherwise transfer or dispose of (or enter into any transaction or device that is designed to, or could be expected to, result in the disposition by any person at any time in the future of) any common units or securities convertible into or exercisable or exchangeable for common units (other than (A) common units issued pursuant to employee benefit plans, qualified unit option plans or other employee compensation plans existing on the date of this prospectus supplement, (B) common units issued in connection with certain accretive acquisitions provided that in connection with such issuance, the seller agrees in writing to be bound by the lock-up provisions set forth in the underwriting agreement or (C) pursuant to currently outstanding options, warrants or rights), or sell or grant options, rights or warrants with respect to any common units or securities convertible into or exchangeable for common units (other than the grant of options pursuant to option plans existing on the date of this prospectus supplement), (2) enter into any swap or other derivatives transaction that transfers to another, in whole or in part, any of the economic benefits or risks of ownership of the common units or securities convertible into or exchangeable for common units, (3) file or cause to be filed, or make any demand for or exercise any right to file or cause to be filed, a registration statement, including any amendments thereto, to register any common units or securities convertible, exercisable or exchangeable into common units or any of our other securities (other than any registration statement on Form S-8), or (4) publicly disclose the intention to do any of the foregoing, in each case, for a period of 60 days after the date of this prospectus supplement.

Citigroup Global Markets Inc., in its discretion, may release the common units subject to lock-up agreements in whole or in part at any time with or without notice. When determining whether or not to release common units from lock-up agreements, Citigroup Global Markets Inc. will consider, among other factors, the unitholders’ reasons for requesting the release, the number of common units for which the release is being requested, and market conditions at the time.

Indemnification

We and our general partner have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, and to contribute to payments that the underwriters may be required to make for these liabilities.

Stabilization, Short Positions and Penalty Bids

The representatives may engage in stabilizing transactions, short sales and purchases to cover positions created by short sales, and penalty bids or purchases for the purpose of pegging, fixing or maintaining the price of the common units, in accordance with Regulation M under the Securities Exchange Act of 1934:

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•

A short position involves a sale by the underwriters of common units in excess of the number of common units the underwriters are obligated to purchase in the offering, which creates the syndicate short position. This short position may be either a covered short position or a naked short position. In a covered short position, the number of common units involved in the sales made by the underwriters in excess of the number of common units they are obligated to purchase is not greater than the number of common units that they may purchase by exercising their option to purchase additional common units. In a naked short position, the number of common units involved is greater than the number of common units in their option to purchase additional common units. The underwriters may close out any short position by either exercising their option to purchase additional common units and/or purchasing common units in the open market. In determining the source of common units to close out the short position, the underwriters will consider, among other things, the price of common units available for purchase in the open market as compared to the price at which they may purchase common units through their option to purchase additional common units. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the common units in the open market after pricing that could adversely affect investors who purchase in the offering.

•	Syndicate covering transactions involve purchases of the common units in the open market after the distribution has been completed in order to cover syndicate short positions.

•

Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common units originally sold by the syndicate member are purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common units or preventing or retarding a decline in the market price of the common units. As a result, the price of the common units may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the New York Stock Exchange or otherwise and, if commenced, may be discontinued at any time.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common units. In addition, neither we nor any of the underwriters make any representation that the underwriters will engage in these stabilizing transactions or that any transaction, once commenced, will not be discontinued without notice.

Electronic Distribution

A prospectus in electronic format may be made available on the Internet sites or through other online services maintained by one or more of the underwriters and/or selling group members participating in this offering, or by their affiliates. In those cases, prospective investors may view offering terms online and, depending upon the particular underwriter or selling group member, prospective investors may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of common units for sale to online brokerage account holders. Any such allocation for online distributions will be made by the representative on the same basis as other allocations.

Other than the prospectus in electronic format, the information on any underwriter’s or selling group member’s web site and any information contained in any other web site maintained by an underwriter or selling group member is not part of the prospectus or the registration statement of which this prospectus supplement and the accompanying prospectus forms a part, has not been approved and/or endorsed by us or any underwriter or selling group member in its capacity as underwriter or selling group member and should not be relied upon by investors.

Relationships/ FINRA Conduct Rules

Citigroup Global Markets Inc., Barclays Capital Inc., and UBS Securities LLC and their related entities have engaged, and may in the future engage, in commercial banking, investment banking or financial advisory transactions with us, our affiliates and Sunoco, in the ordinary course of their business. Such underwriters and their affiliates have received customary compensation and expenses for these commercial banking, investment banking or financial advisory transactions.

Affiliates of all the underwriters are lenders under our $400 million revolving credit facility and will receive approximately 28% of the net proceeds of this offering through our payments on this facility. Accordingly, this offering is being made in compliance with the requirements of Rule 5110(h) of the Financial Industry Regulatory Authority (“FINRA”). Pursuant to that rule, the appointment of a qualified independent underwriter is not necessary in connection with this offering.

In addition, affiliates of Citigroup Global Markets Inc. and UBS Securities LLC are lenders in our $100 million 364-day revolving credit facility that matures in May 2009. No amounts were outstanding under our $100 million credit facility as of April 13, 2009.

Because FINRA views the common units offered hereby as interests in a direct participation program, the offering is being made in compliance with Rule 2810 of the Conduct Rules of the National Association of Securities Dealers, Inc. (which are part of the FINRA Conduct Rules).

Listing

Our common units are traded on the New York Stock Exchange under the symbol “SXL.”

Selling Restrictions

Public Offer Selling Restrictions Under the Prospectus Directive

In relation to each member state of the European Economic Area that has implemented the Prospectus Directive (each, a relevant member state), with effect from and including the date on which the Prospectus Directive is implemented in that relevant member state (the relevant implementation date), an offer of securities described in this prospectus may not be made to the public in that relevant member state other than:

•	to any legal entity that is authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

•

to any legal entity that has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

•	to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the representatives; or

•	in any other circumstances that do not require the publication of a prospectus pursuant to Article 3 of the Prospectus Directive,

provided that no such offer of securities shall require us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive.

For purposes of this provision, the expression an “offer of securities to the public” in any relevant member state means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe the securities, as the expression may be varied in that member state by any measure implementing the Prospectus Directive in that member state, and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each relevant member state.

The sellers of the securities have not authorized and do not authorize the making of any offer of securities through any financial intermediary on their behalf, other than offers made by the underwriters with a view to the final placement of the securities as contemplated in this prospectus. Accordingly, no purchaser of the securities, other than the underwriters, is authorized to make any further offer of the securities on behalf of the sellers of the securities or the underwriters.

Selling Restrictions Addressing Additional United Kingdom Securities Laws

This prospectus is only being distributed to, and is only directed at, persons in the United Kingdom that are qualified investors within the meaning of Article 2(1)(e) of the Prospectus Directive (“Qualified Investors”) that are also (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (ii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). This prospectus and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other persons in the United Kingdom. Any person in the United Kingdom that is not a relevant persons should not act or rely on this document or any of its contents.

LEGAL

The validity of the common units will be passed upon for us by our counsel, Vinson & Elkins L.L.P., Houston, Texas. Certain legal matters relating to the offering of the common units will be passed upon for the underwriters by Andrews Kurth LLP, Washington D.C. Andrews Kurth LLP has in the past represented Sunoco Logistics Partners L.P. in an unrelated matter.

EXPERTS

The financial statements of Sunoco Logistics Partners L.P. and the parent-company-only balance sheet of Sunoco Partners LLC appearing in Sunoco Logistics Partners L.P.’s Annual Report on Form 10-K for the year ended December 31, 2008 and the effectiveness of Sunoco Logistics Partners L.P.’s internal control over financial reporting as of December 31, 2008, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon included therein and incorporated herein by reference. Such financial statements of Sunoco Logistics Partners L.P. and parent-company-only balance sheet of Sunoco Partners LLC are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed a registration statement with the Securities and Exchange Commission, or SEC, under the Securities Act that registers the securities offered by this prospectus supplement. The registration statement, including the attached exhibits, contains additional relevant information about us. In addition, we file annual, quarterly and other reports and other information with the SEC. You may read and copy any document we file at the SEC’s public reference room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-732-0330 for further information on their public reference room. Our SEC filings are also available at the SEC’s web site at http://www.sec.gov. You can also obtain information about us at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

INCORPORATION BY REFERENCE

The SEC allows us to “incorporate by reference” the information we have filed with the SEC. This means that we can disclose important information to you without actually including the specific information in this prospectus supplement or the accompanying prospectus by referring you to those documents. The information incorporated by reference is an important part of this prospectus supplement and the accompanying prospectus. Information that we file later with the SEC and that is deemed to be “filed” with the SEC will automatically update and may replace information in this prospectus supplement and the accompanying prospectus and information previously filed with the SEC.

We incorporate the documents listed below and any future filings made by us with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act (excluding any information furnished under Items 2.02 or 7.01 on any Current Report on Form 8-K) after the date of this prospectus supplement and until the termination of this offering. These reports contain important information about us, our financial condition and our results of operations.

•	Annual Report on Form 10-K for the year ended December 31, 2008 filed February 24, 2009.

•	Current Report on Form 8-K filed February 6, 2009.

•

The description of our common units contained in our registration statement on Form 8-A, filed on January 28, 2002, as amended by Amendment No. 1 filed on May 13, 2005, and any subsequent amendment thereto filed for the purpose of updating such description.

We make available free of charge on or through our Internet website, www.sunocologistics.com, our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act as soon as reasonably practicable after it electronically files such material with, or furnishes it to, the SEC. Information contained on our Internet website is not part of this prospectus supplement or the accompanying prospectus.

You may request a copy of any document incorporated by reference in this prospectus, at no cost, by writing or calling us at the following address:

Investor Relations Department

Sunoco Logistics Partners L.P.

Mellon Bank Center

1735 Market Street, Suite LL

Philadelphia, Pennsylvania 19103-7583

(866) 248-4344

PROSPECTUS

Sunoco Logistics Partners L.P.

Common Units

Representing Limited Partner Interests

Sunoco Logistics Partners Operations L.P.

Debt Securities

Fully and Unconditionally Guaranteed by

Sunoco Logistics Partners L.P.

Sunoco Logistics Partners L.P. may, in one or more offerings, offer and sell common units representing limited partner interests in Sunoco Logistics Partners L.P. Sunoco Logistics Partners L.P.’s common units are listed for trading on the New York Stock Exchange under the symbol “SXL.”

Sunoco Logistics Partners Operations L.P. may, in one or more offerings, offer and sell its debt securities, which will be fully and unconditionally guaranteed by Sunoco Logistics Partners L.P., and may be so guaranteed by one or more of our subsidiaries. We will provide information in the related prospectus supplement for the trading market, if any, for any debt securities Sunoco Logistics Partners Operations L.P. may offer.

We will offer the securities in amounts, at prices and on terms to be determined by market conditions and other factors at the time of our offerings. This prospectus describes only the general terms of these securities and the general manner in which we will offer the securities. The specific terms of any securities we offer will be included in a supplement to this prospectus. The prospectus supplement will describe the specific manner in which we will offer the securities, and also may add, update or change information contained in this prospectus.

You should read this prospectus and the prospectus supplement carefully before you invest in any of our securities. This prospectus may not be used to consummate sales of our securities unless it is accompanied by a prospectus supplement.

INVESTING IN OUR SECURITIES INVOLVES RISK. LIMITED PARTNERSHIPS ARE INHERENTLY DIFFERENT FROM CORPORATIONS. YOU SHOULD CAREFULLY CONSIDER THE RISK FACTORS ON PAGE 4 OF THIS PROSPECTUS BEFORE YOU MAKE ANY INVESTMENT IN OUR SECURITIES.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this prospectus is November 25, 2008

i

In making your investment decision, you should rely only on the information contained in this prospectus, any prospectus supplement and the documents we have incorporated by reference in this prospectus. We have not authorized anyone else to give you different information. We are not offering these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of those documents. We will disclose any material changes in our affairs in an amendment to this prospectus, a prospectus supplement or a future filing with the Securities and Exchange Commission incorporated by reference in this prospectus.

ii

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement on Form S-3 that we have filed with the Securities and Exchange Commission, or SEC, using a “shelf” registration process. Under this shelf registration process, we may sell, in one or more offerings, common units of Sunoco Logistics Partners L.P. or the debt securities of Sunoco Logistics Partners Operations L.P. described in this prospectus. This prospectus generally describes us, the common units of Sunoco Logistics Partners L.P., the debt securities of Sunoco Logistics Partners Operations L.P., and the guarantees of the debt securities. Each time we sell common units or debt securities with this prospectus, we will provide a prospectus supplement that will contain specific information about the terms of that offering and the securities offered by us in that offering. The prospectus supplement also may add to, update, or change information in this prospectus.

As used in this prospectus, “we,” “us,” and “our” and similar terms mean Sunoco Logistics Partners L.P. and its subsidiaries, except that those terms, when used in this prospectus in connection with the common units described herein, shall mean Sunoco Logistics Partners L.P., and when used in connection with the debt securities described herein, shall mean Sunoco Logistics Partners Operations L.P., unless the context indicates otherwise. References to “Sunoco R&M” shall mean Sunoco, Inc. (R&M), a wholly owned subsidiary of Sunoco, Inc., through which Sunoco, Inc. conducts its refining and marketing operations.

The information in this prospectus is accurate as of its date. You should read carefully this prospectus, any prospectus supplement, and the additional information described below under the heading “Where You Can Find More Information.”

ABOUT SUNOCO LOGISTICS PARTNERS L.P. AND

SUNOCO LOGISTICS PARTNERS OPERATIONS L.P.

Sunoco Logistics Partners L.P. is a publicly traded Delaware limited partnership that owns, operates and acquires a geographically diverse portfolio of complementary pipeline, terminalling, and crude oil acquisition and marketing assets located in the Northeast, Midwest and Southwest United States. Sunoco Logistics Partners Operations L.P. is a direct wholly owned subsidiary of Sunoco Logistics Partners L.P. that owns the operating subsidiaries of Sunoco Logistics Partners L.P.

Occasionally, in this prospectus, we refer to Sunoco Logistics Partners L.P. as the “Guarantor.” The Guarantor will unconditionally guarantee our payment obligations under any series of debt securities offered by this prospectus.

We are principally engaged in the transport, terminalling, and storage of refined products and crude oil and in the purchase and sale of crude oil in 13 states. We generate revenues by charging tariffs for transporting refined products, crude oil and other hydrocarbons through our pipelines as well as by charging fees for storing refined products, crude oil and other hydrocarbons in, and for providing other services at, our terminals. We also generate revenues by purchasing domestic crude oil and selling it to Sunoco R&M and other customers. Generally, as we purchase crude oil we simultaneously enter into corresponding sale transactions involving physical deliveries of crude oil, which enables us to secure a profit on the transaction at the time of purchase and establish a substantially balanced position, thereby minimizing exposure to crude oil price volatility after the initial purchase. However, the margins we receive from these transactions may vary from period to period. We do not enter into futures contracts or other derivative instruments in connection with these purchases and sales unless they result in the physical delivery of crude oil.

Sunoco Partners LLC, the general partner of Sunoco Logistics Partners L.P., is an indirect wholly owned subsidiary of Sunoco, Inc., and holds no assets other than its investment in Sunoco Logistics Partners L.P. and notes receivable and other amounts receivable from Sunoco R&M.

Our principal executive offices are located at Mellon Bank Center, 1735 Market Street, Suite LL, Philadelphia, Pennsylvania 19103-7583, and our phone number is 866-248-4344.

WHERE YOU CAN FIND MORE INFORMATION

We have filed a registration statement with the SEC under the Securities Act of 1933 (the “Securities Act”) that registers the offer and sale of the securities covered by this prospectus. The registration statement, including the attached exhibits, contains additional relevant information about us. The rules and regulations of the SEC allow us to omit some information included in the registration statement from this prospectus.

In addition, Sunoco Logistics Partners L.P. files annual, quarterly and other reports and other information with the SEC. You may read and copy any document we file with the SEC at the SEC’s public reference room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-732-0330 for further information on its public reference room. Our SEC filings also are available on the SEC’s web site at http://www.sec.gov. You also can obtain information about us at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

INCORPORATION BY REFERENCE

The SEC allows us to “incorporate by reference” the information Sunoco Logistics Partners L.P. has filed with the SEC. This means that we can disclose important information to you without actually including the specific information in this prospectus by referring you to other documents filed separately with the SEC. The information incorporated by reference is an important part of this prospectus. Information that Sunoco Logistics Partners L.P. later provides to the SEC, and which is deemed to be “filed” with the SEC, automatically will update information previously filed with the SEC, and may replace information in this prospectus.

We incorporate by reference in this prospectus the documents listed below and any future filings made by Sunoco Logistics Partners L.P. with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) (excluding any information furnished and not filed pursuant to any Current Report on Form 8-K), until the termination of each offering under this prospectus:

•	Annual Report on Form 10-K for the year ended December 31, 2007;

•	Quarterly Reports on Form 10-Q for the quarters ended September 30, 2008, June 30, 2008 and March 31, 2008;

•	Current Reports on Form 8-K filed January 9, 2008, January 24, 2008, April 30, 2008, May 20, 2008, June 2, 2008, July 24, 2008, August 11, 2008, October 29, 2008 and November 20, 2008; and

•

the description of our common units contained in our registration statement on Form 8-A, filed on January 28, 2002, as amended by Amendment No. 1 filed on May 13, 2005, and any subsequent amendment thereto filed for the purpose of updating such description.

These reports contain important information about us, our financial condition and our results of operations.

We make available free of charge on or through our Internet website, www.sunocologistics.com, our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC. Information contained on our Internet website is not part of this prospectus.

You may obtain any of the documents incorporated by reference in this prospectus from the SEC through the SEC’s website at the address provided above. You also may request a copy of any document incorporated by reference in this prospectus (excluding any exhibits to those documents, unless the exhibit is specifically incorporated by reference in this document), at no cost, by visiting our internet website at www.sunocologistics.com, or by writing or calling us at the following address:

Investor Relations

Sunoco Logistics Partners L.P.

Mellon Bank Center

1735 Market Street, Suite LL

Philadelphia, PA 19103-7583

Telephone: (866) 248-4344

You should rely only on the information incorporated by reference or provided in this prospectus or any prospectus supplement. We have not authorized anyone else to provide you with any information. You should not assume that the information incorporated by reference or provided in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of each document.

RISK FACTORS

An investment in our securities involves risks. Before you invest in our securities, you should carefully consider the risk factors included in our most recent annual report on Form 10-K, subsequent quarterly reports on Form 10-Q and those that may be included in the applicable prospectus supplement, as well as risks described in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and cautionary notes regarding forward-looking statements included or incorporated by reference herein, together with all of the other information included in this prospectus, any prospectus supplement and the documents we incorporate by reference.

If any of these risks were to materialize, our business, results of operations, cash flows and financial condition could be materially adversely affected. In that case, our ability to make distributions to our unitholders or pay interest on, or the principal of, any debt securities, may be reduced, the trading price of our securities could decline and you could lose all or part of your investment.

FORWARD-LOOKING STATEMENTS

All of the statements, other than statements of historical fact, included or incorporated by reference in this prospectus, the accompanying prospectus supplement and the documents we incorporate by reference contain “forward-looking” statements. These forward-looking statements discuss goals, intentions and expectations as to future trends, plans, events, results of operations or financial condition, or state other information relating to us, based on the current beliefs of our management as well as assumptions made by, and information currently available to, management. Words such as “may,” “will,” “anticipate,” “believe,” “expect,” “estimate,” “intend,” “project,” and other similar phrases or expressions identify forward-looking statements. When considering forward-looking statements, you should keep in mind the risk factors and other cautionary statements in this prospectus, any prospectus supplement and the documents we have incorporated by reference.

Although we believe these forward-looking statements to be reasonable, they are based upon a number of assumptions, any or all of which ultimately may prove to be inaccurate. These statements are subject to numerous assumptions, uncertainties and risks that could cause actual results to differ materially from any results projected, forecasted, estimated or budgeted, including, but not limited to, the following:

•	our ability to successfully consummate announced acquisitions or expansions and integrate them into our existing business operations;

•	delays related to construction of, or work on, new or existing facilities and the issuance of applicable permits;

•	changes in demand for, or supply of, crude oil, refined petroleum products and natural gas liquids that impact demand for our pipeline, terminalling and storage services;

•	changes in the demand for crude oil we both buy and sell;

•	the loss of Sunoco R&M as a customer or a significant reduction in its current level of throughput and storage with us;

•	an increase in the competition encountered by our petroleum products terminals, pipelines and crude oil acquisition and marketing operations;

•	changes in the financial condition or operating results of joint ventures or other holdings in which we have an equity ownership interest;

•	changes in the general economic conditions in the United States;

•	changes in laws and regulations to which we are subject, including federal, state, and local tax, safety, environmental and employment laws;

•	changes in regulations concerning required composition of refined petroleum products, that result in changes in throughput volumes, pipeline tariffs and/or terminalling and storage fees;

•	improvements in energy efficiency and technology resulting in reduced demand for petroleum products;

•	our ability to manage growth and/or control costs;

•	the effect of changes in accounting principles and tax laws and interpretations of both;

•

global and domestic economic repercussions, including disruptions in the crude oil and petroleum products markets, from terrorist activities, international hostilities and other events, and the government’s response thereto;

•	changes in the level of operating expenses and hazards related to operating facilities (including equipment malfunction, explosions, fires, spills and the effects of severe weather conditions);

•	the occurrence of operational hazards or unforeseen interruptions for which we may not be adequately insured;

•	the age of, and changes in the reliability and efficiency of, our operating facilities;

•	changes in the expected level of capital, operating, or remediation spending related to environmental matters;

•	changes in insurance markets resulting in increased costs and reductions in the level and types of coverage available;

•	risks related to labor relations and workplace safety;

•	non-performance by or disputes with major customers, suppliers or other business partners;

•	changes in our tariff rates implemented by federal and/or state government regulators;

•

the amount of our debt, which could make us vulnerable to adverse general economic and industry conditions, limit our ability to borrow additional funds, place us at competitive disadvantages compared to competitors that have less debt, or have other adverse consequences;

•	restrictive covenants in our or Sunoco, Inc.’s credit agreements;

•	changes in our or Sunoco, Inc.’s credit ratings, as assigned by ratings agencies;

•	performance of financial institutions impacting our liquidity, including those supporting our credit facilities;

•	the condition of the debt capital markets and equity capital markets in the United States, and our ability to raise capital in a cost-effective way;

•	changes in interest rates on our outstanding debt, which could increase the costs of borrowing;

•	claims of our non-compliance with regulatory and statutory requirements; and

•

the costs and effects of legal and administrative claims and proceedings against us or any entity in which we have an ownership interest, and changes in the status of, or the initiation of new litigation, claims or proceedings, to which we, or any entity in which we have an ownership interest, is a party.

These factors are not necessarily all of the important factors that could cause actual results to differ materially from those expressed in any of our forward-looking statements. Other factors also could have material adverse effects on future results. We undertake no obligation to update publicly any forward-looking statement whether as a result of new information or future events.

USE OF PROCEEDS

Unless we specify otherwise in any prospectus supplement, we will use the net proceeds (after the payment of offering expenses and underwriting discounts and commissions) from our sale of securities for general partnership purposes, which may include, among other things:

•	paying or refinancing all or a portion of our indebtedness outstanding at the time; and

•	funding working capital, capital expenditures or acquisitions (which may consist of acquisitions of discrete assets or businesses).

The actual application of proceeds from the sale of any particular offering of securities using this prospectus will be described in the applicable prospectus supplement relating to such offering. The precise amount and timing of the application of these proceeds will depend upon our funding requirements and the availability and cost of other funds.

RATIO OF EARNINGS TO FIXED CHARGES

The ratio of earnings to fixed charges for both Sunoco Logistics Partners L.P. and Sunoco Logistics Partners Operations L.P. for each of the periods indicated is as follows:

	Year Ended December 31,										Nine Months Ended September 30, 2008
	2003		2004		2005		2006		2007
Ratio of Earnings to Fixed Charges	3.56	x	3.55	x	3.55	x	3.56	x	3.77	x	5.95	x

For purposes of calculating the ratio of earnings to fixed charges:

•	“fixed charges” represent interest expense (including amounts capitalized), amortization of debt costs and the portion of rental expense representing the interest factor; and

•

“earnings” represent the aggregate of income from continuing operations (before adjustment for minority interest, extraordinary loss and equity earnings), fixed charges and distributions from equity investments, less capitalized interest.

DESCRIPTION OF THE COMMON UNITS

References in this “Description of the Common Units” to “we,” “us” and “our” mean Sunoco Logistics Partners L.P.

Number of Units

We currently have 28,657,485 common units outstanding, of which 16,593,751 are held by the public and 12,063,734 are held by our general partner. The common units represent an aggregate 98% limited partner interest and the general partner interests represent an aggregate 2% general partner interest in Sunoco Logistics Partners L.P.

Issuance of Additional Securities

Our partnership agreement authorizes us to issue an unlimited number of additional partnership securities and rights to buy partnership securities for the consideration and on the terms and conditions established by our general partner without the approval of our unitholders.

It is possible that we will fund acquisitions through the issuance of additional common units or other equity securities. Holders of any additional common units we issue will be entitled to share equally with the then-existing holders of common units in our distributions of available cash. In addition, the issuance of additional partnership interests may dilute the value of the interests of the then-existing holders of common units in our net assets.

In accordance with Delaware law and the provisions of our partnership agreement, we may also issue additional partnership securities interests that have special voting rights to which the common units are not entitled.

Upon issuance of additional partnership securities, the general partner will be required to make additional capital contributions to the extent necessary to maintain its 2% general partner interest in us; provided, however, that the capital contributions required of the general partner will be offset to the extent contributions received by the partnership in exchange for the issuance of additional partnership securities are used by the partnership concurrently with such contributions to redeem or repurchase from any person outstanding partnership securities of the same class as the partnership securities that were issued. Moreover, the general partner will have the right, which it may from time to time assign in whole or in part to any of its affiliates, to purchase common units, subordinated units or other equity securities whenever, and on the same terms that, we issue those securities to persons other than the general partner and its affiliates, to the extent necessary to maintain its percentage interest, including its interest represented by common units and subordinated units, that existed immediately prior to each issuance. The holders of common units will not have preemptive rights to acquire additional common units or other partnership securities.

The issuance of additional common units or other equity securities of equal or senior rank will decrease the proportionate ownership interest of existing unitholders and may reduce the amount of cash available for distribution and the market price of our common units.

Voting

Our general partner manages and operates us. Unlike the holders of common stock in a corporation, the holders of our units have only limited voting rights on matters affecting our business. They have no right to elect our general partner, or the directors of our general partner, on an annual or other continuing basis. On those matters that are submitted to a vote of unitholders, each record holder of a unit has a vote according to his percentage interest in us, although additional limited partner interests having special voting rights could be issued. However, if at any time any person or group, other than the general partner and its affiliates, a direct or subsequently approved transferee of the general partner or its affiliates or any other person or group approved by the board of directors of the general partner, acquires, in the aggregate, beneficial ownership of 20% or more of any class of units then outstanding, that person or group will lose voting rights on all of its units and the units may not be voted on any matter and will not be considered to be outstanding when sending notices of a meeting of unitholders, calculating required votes, determining the presence of a quorum, or for other similar purposes.

Holders of common units have very limited voting rights and may vote on the following matters:

•	a sale or exchange of all or substantially all of our assets;

•	the election of a successor general partner in connection with the removal of the general partner;

•	dissolution or reconstitution of our partnership;

•	a merger of our partnership;

•	issuance of limited partner interests in some circumstances; and

•	some amendments to the partnership agreement, including any amendment that would cause us to be treated as an association taxable as a corporation.

Removal of our general partner requires:

•	a 66 2/3% vote of all outstanding units; and

•	the election of a successor general partner by the holders of a majority of the outstanding common units.

Under our partnership agreement, our general partner generally will be permitted to effect amendments to the partnership agreement that do not materially adversely affect unitholders without the approval of any unitholders.

Limited Call Right

If at any time our general partner and its affiliates hold more than 80% of the then-issued and outstanding limited partner interests of any class, the general partner will have the right, which it may assign in whole or in part to any of its affiliates or to us, to acquire all, but not less than all, of the remaining limited partner interests of the class held by unaffiliated persons as of a record date to be selected by the general partner, on at least ten but not more than 60 days notice. The purchase price in the event of this purchase is the greater of:

(1)	the highest cash price paid by either of the general partner or any of its affiliates for any limited partner interests of the class purchased within the 90 days preceding the date on which the general partner first mails notice of its election to purchase those limited partner interests; and

(2)	the current market price as of the date three days before the date the notice is mailed. The current market price is defined as the average of the daily closing prices per limited partner interest of such class for the 20 consecutive trading days immediately prior to such date.

As a result of the general partner’s right to purchase outstanding limited partner interests, a holder of limited partner interests may have his limited partner interests purchased at an undesirable time or price. The tax consequences to a unitholder of the exercise of this call right are the same as a sale by that unitholder of his common units in the market. Please read “Material Tax Considerations—Disposition of Common Units” in this prospectus.

Listing

Our outstanding common units are listed on the New York Stock Exchange under the symbol “SXL.” We expect that any additional common units we issue will also be listed on the NYSE.

Transfer Agent and Registrar

Our transfer agent and registrar for the common units is American Stock Transfer & Trust Company.

Summary of Partnership Agreement

A summary of the important provisions of our partnership agreement is included in our reports filed with the SEC.

CASH DISTRIBUTIONS

Distributions of Available Cash

General. Our partnership agreement provides that we will distribute all of our available cash to unitholders of record on the applicable record date within 45 days after the end of each quarter.

Definition of Available Cash. Available cash generally means, for each fiscal quarter:

•	all cash on hand at the end of the quarter

•	less the amount of cash that the general partner determines in its reasonable discretion is necessary or appropriate to:

•	provide for the proper conduct of our business;

•	comply with applicable law, any of our debt instruments, or other agreements; or

•	provide funds for distributions to our unitholders and to our general partner for any one or more of the next four quarters;

•	plus all cash on hand on the date of determination of available cash for the quarter resulting from working capital borrowings made after the end of the quarter.

Working capital borrowings are generally borrowings that are made under our credit facilities and in all cases are used solely for working capital purposes or to pay distributions to partners.

Intent to Distribute the Minimum Quarterly Distribution. We intend to distribute to the holders of common units on a quarterly basis at least the minimum quarterly distribution of $0.45 per unit, or $1.80 per year, to the extent we have sufficient cash from our operations after establishment of cash reserves and payment of fees and expenses, including payments to our general partner. On October 27, 2008, our general partner declared an increase in our quarterly distribution to $0.965 per unit, or $3.86 per year. However, there is no guarantee that we will pay the quarterly distribution in this amount, or the minimum quarterly distribution on the common units in any quarter, and we will be prohibited from making any distributions to unitholders if it would cause an event of default, or an event of default is existing, under our credit facilities or the senior notes.

Operating Surplus and Capital Surplus

General. All cash distributed to unitholders will be characterized as either “operating surplus” or “capital surplus.” We distribute available cash from operating surplus differently than available cash from capital surplus.

Definition of Operating Surplus. Operating surplus for any period generally means:

•	our cash balance on the closing date of our initial public offering; plus

•	$15.0 million (as described below); plus

•

all of our cash receipts after the closing of our initial public offering, excluding cash from borrowings that are not working capital borrowings, sales of equity and debt securities and sales or other dispositions of assets outside the ordinary course of business; plus

•	working capital borrowings made after the end of a quarter but before the date of determination of operating surplus for the quarter; less

•

all of our operating expenditures after the closing of our initial public offering, including the repayment of working capital borrowings, but not the repayment of other borrowings, and including maintenance capital expenditures; less

•	the amount of cash reserves established by the general partner in good faith to provide funds for future operating expenditures.

Definition of Capital Surplus. Generally, capital surplus will be generated only by:

•	borrowings other than working capital borrowings;

•	sales of debt and equity securities; and

•

sales or other disposition of assets for cash, other than inventory, accounts receivable and other current assets sold in the ordinary course of business or as part of normal retirements or replacements of assets.

Characterization of Cash Distributions. We will treat all available cash distributed as coming from operating surplus until the sum of all available cash distributed since we began operations equals the operating surplus as of the most recent date of determination of available cash. We will treat any amount distributed in excess of operating surplus, regardless of its source, as capital surplus. As reflected above, operating surplus includes $15.0 million in addition to our cash balance on the closing date of our initial public offering, cash receipts from our operations and cash from working capital borrowings. This amount does not reflect actual cash on hand that is available for distribution to our unitholders. Rather, it is a provision that will enable us, if we choose, to distribute as operating surplus up to $15.0 million of cash we receive in the future from non-operating sources, such as asset sales, issuances of securities, and long-term borrowings, that would otherwise be distributed as capital surplus. We do not anticipate that we will make any distributions from capital surplus.

Distributions of Available Cash from Operating Surplus

We will make distributions of available cash from operating surplus for any quarter in the following manner:

•	First, 98% to all unitholders, pro rata, and 2% to the general partner, until we distribute for each outstanding unit an amount equal to the minimum quarterly distribution for that quarter; and

•	Thereafter, in the manner described in “Incentive Distribution Rights” below.

Incentive Distribution Rights

Incentive distribution rights represent the right to receive an increasing percentage of quarterly distributions of available cash from operating surplus after the minimum quarterly distribution and the target distribution levels have been achieved. Our general partner currently holds all of the incentive distribution rights, but may transfer these rights separately from its general partner interest, subject to restrictions in the partnership agreement.

If for any quarter:

•	we have distributed available cash from operating surplus to the common unitholders in an amount equal to the minimum quarterly distribution; and

•	we have distributed available cash from operating surplus on outstanding common units in an amount necessary to eliminate any cumulative arrearages in payment of the minimum quarterly distribution;

then, we will distribute any additional available cash from operating surplus for that quarter among the unitholders and the general partner in the following manner:

•	First, 98% to all unitholders, pro rata, and 2% to the general partner, until each unitholder receives a total of $0.500 per unit for that quarter (the “first target distribution”);

•	Second, 85% to all unitholders, pro rata, and 15% to the general partner, until each unitholder receives a total of $0.575 per unit for that quarter (the “second target distribution”);

•	Third, 75% to all unitholders, pro rata, and 25% to the general partner, until each unitholder receives a total of $0.700 per unit for that quarter (the “third target distribution”); and

•	Thereafter, 50% to all unitholders, pro rata, and 50% to the general partner.

In each case, the amount of the target distribution set forth above is exclusive of any distributions to common unitholders to eliminate any cumulative arrearages in payment of the minimum quarterly distribution.

Percentage Allocations of Available Cash from Operating Surplus

The following table illustrates the percentage allocations of the additional available cash from operating surplus between the unitholders and our general partner up to the various target distribution levels.

The amounts set forth under “Marginal Percentage Interest in Distributions” are the percentage interests of our general partner and the unitholders in any available cash from operating surplus we distribute up to and including the corresponding amount in the column “Total Quarterly Distribution Target Amount,” until available cash from operating surplus we distribute reaches the next target distribution level, if any.

The percentage interests shown for the unitholders and the general partner for the minimum quarterly distribution are also applicable to quarterly distribution amounts that are less than the minimum quarterly distribution.

	Total Quarterly Distribution Target Amount	Marginal Percentage Interest in Distributions
		Unitholders	General Partner
Minimum Quarterly Distribution	$0.450	98%	2%
First Target Distribution	up to $0.500	98%	2%
Second Target Distribution	above $0.500 up to $0.575	85%	15%
Third Target Distribution	above $0.575 up to $0.700	75%	25%
Thereafter	above $0.700	50%	50%

Distributions from Capital Surplus

We will make distributions of available cash from capital surplus, if any, in the following manner:

•

First, 98% to all unitholders, pro rata, and 2% to the general partner, until we distribute for each common unit an amount of available cash from capital surplus equal to the initial public offering price;

•

Second, 98% to the common unitholders, pro rata, and 2% to the general partner, until we distribute for each common unit an amount of available cash from capital surplus equal to any unpaid arrearages in payment of the minimum quarterly distribution on the common units; and

•	Thereafter, we will make all distributions of available cash from capital surplus as if they were from operating surplus.

The partnership agreement treats a distribution of capital surplus as the repayment of the initial unit price from the initial public offering, which is a return of capital. The initial public offering price less any distributions of capital surplus per unit is referred to as the “unrecovered initial unit price.” Each time a distribution of capital surplus is made, the minimum quarterly distribution and the target distribution levels will be reduced in the same proportion as the corresponding reduction in the unrecovered initial unit price. Because distributions of capital surplus will reduce the minimum quarterly distribution, after any of these distributions are made, it may be easier for the general partner to receive incentive distributions. However, any distribution of capital surplus before the unrecovered initial unit price is reduced to zero cannot be applied to the payment of the minimum quarterly distribution or any arrearages.

Once we distribute capital surplus on a unit in an amount equal to the initial unit price, we will reduce the minimum quarterly distribution and the target distribution levels to zero. We will then make all future distributions from operating surplus, with 50% being paid to the holders of units, 48% to the holders of the incentive distribution rights and 2% to the general partner.

Adjustment to the Minimum Quarterly Distribution and Target Distribution Levels

In addition to adjusting the minimum quarterly distribution and target distribution levels to reflect a distribution of capital surplus, if we combine our units into fewer units or subdivide our units into a greater number of units, we will proportionately adjust:

•	the minimum quarterly distribution;

•	target distribution levels; and

•	unrecovered initial unit price.

For example, if a two-for-one split of the common units should occur, the minimum quarterly distribution, the target distribution levels and the unrecovered initial unit price would each be reduced to 50% of its initial level. We will not make any adjustment by reason of the issuance of additional units for cash or property.

In addition, if legislation is enacted or if existing law is modified or interpreted in a manner that causes us to become taxable as a corporation or otherwise subject to taxation as an entity for federal, state or local income tax purposes, we will reduce the minimum quarterly distribution and the target distribution levels by multiplying the same by one minus the sum of the highest marginal federal corporate income tax rate that could apply and any increase in the effective overall state and local income tax rates. For example, if we became subject to a maximum marginal federal, and effective state and local income tax rate of 38%, then the minimum quarterly distribution and the target distribution levels would each be reduced to 62% of their previous levels.

Distributions of Cash Upon Liquidation

General. If we dissolve in accordance with the partnership agreement, we will sell or otherwise dispose of our assets in a process called liquidation. We will first apply the proceeds of liquidation to the payment of our creditors. We will distribute any remaining proceeds to the unitholders and the general partner, in accordance with their capital account balances, as adjusted to reflect any gain or loss upon the sale or other disposition of our assets in liquidation.

Manner of Adjustments for Gain. The manner of the adjustment for gain is set forth in the partnership agreement. We will allocate any gain to the partners in the following manner:

•	First, to the general partner and the holders of units who have negative balances in their capital accounts to the extent of and in proportion to those negative balances;

•	Second, 98% to the common unitholders, pro rata, and 2% to the general partner, until the capital account for each common unit is equal to the sum of:

•	the unrecovered initial unit price; and

•	the amount of the minimum quarterly distribution for the quarter during which our liquidation occurs.

•	Third, 98% to all unitholders, pro rata, and 2% to the general partner, until we allocate under this paragraph an amount per unit equal to:

•	the sum of the excess of the first target distribution per unit over the minimum quarterly distribution per unit for each quarter of our existence; less

•

the cumulative amount per unit of any distributions of available cash from operating surplus in excess of the minimum quarterly distribution per unit that we distributed 98% to the unitholders, pro rata, and 2% to the general partner, for each quarter of our existence;

•	Fourth, 85% to all unitholders, pro rata, and 15% to the general partner, until we allocate under this paragraph an amount per unit equal to:

•	the sum of the excess of the second target distribution per unit over the first target distribution per unit for each quarter of our existence; less

•

the cumulative amount per unit of any distributions of available cash from operating surplus in excess of the first target distribution per unit that we distributed 85% to the unitholders, pro rata, and 15% to the general partner for each quarter of our existence;

•	Fifth, 75% to all unitholders, pro rata, and 25% to the general partner, until we allocate under this paragraph an amount per unit equal to:

•	the sum of the excess of the third target distribution per unit over the second target distribution per unit for each quarter of our existence; less

•

the cumulative amount per unit of any distributions of available cash from operating surplus in excess of the second target distribution per unit that we distributed 75% to the unitholders, pro rata, and 25% to the general partner for each quarter of our existence; and

•	Thereafter, 50% to all unitholders, pro rata, and 50% to the general partner.

Manner of Adjustments for Losses. Upon our liquidation, we will generally allocate any loss to the general partner and the unitholders in the following manner:

•

First, 98% to the holders of common units in proportion to the positive balances in their capital accounts and 2% to the general partner, until the capital accounts of the common unitholders have been reduced to zero; and

•	Thereafter, 100% to the general partner.

Adjustments to Capital Accounts upon the Issuance of Additional Units. We will make adjustments to capital accounts upon the issuance of additional units. In doing so, we will allocate any unrealized and, for tax purposes, unrecognized gain or loss resulting from the adjustments to the unitholders and the general partner in the same manner as we allocate gain or loss upon liquidation. In the event that we make positive adjustments to the capital accounts upon the issuance of additional units, we will allocate any later negative adjustments to the capital accounts resulting from the issuance of additional units or upon our liquidation in a manner that results, to the extent possible, in the general partner’s capital account balances equaling the amount that they would have been if no earlier positive adjustments to the capital accounts had been made.

DESCRIPTION OF THE DEBT SECURITIES

References in this “Description of the Debt Securities” to “we,” “us” and “our” mean Sunoco Logistics Partners Operations L.P., and references to the “Subsidiary Guarantors” are to any of our subsidiaries that guarantee any of the debt securities. References in this prospectus to an “Indenture” refer to the particular Indenture under which we issue a series of debt securities.

The following description sets forth the general terms and provisions that apply to the debt securities. Each prospectus supplement will state the particular terms that will apply to the debt securities included in the supplement.

We will issue our senior debt securities under an Indenture, among us, as issuer, Sunoco Logistics Partners L.P., as Guarantor, our subsidiaries party thereto, and U.S. Bank National Association, as successor trustee. The term “Trustee” as used in this prospectus refers to the trustee under a particular Indenture. The debt securities will be governed by the provisions of the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939. We, the Trustee, the Guarantor, and any Subsidiary Guarantors may enter into supplements to the Indenture from time to time. The debt securities will be either senior debt securities or subordinated debt securities of Sunoco Logistics Partners Operations L.P. If we decide to issue subordinated debt securities, we will issue them under a separate Indenture containing subordination provisions.

Neither Indenture contains provisions that would afford holders of debt securities protection in the event of a sudden and significant decline in our credit quality or a takeover, recapitalization or highly leveraged or similar transaction. Accordingly, we could in the future enter into transactions that could increase the amount of indebtedness outstanding at that time or otherwise adversely affect our capital structure or credit rating.

This description is a summary of the material provisions of the debt securities and the Indentures. We urge you to read the senior Indenture and form of subordinated Indenture filed as exhibits to the registration statement of which this prospectus is a part because those Indentures, and not this description, govern your rights as a holder of debt securities.

General

Any series of debt securities that we issue:

•	will be our general obligations;

•	will be guaranteed by Sunoco Logistics Partners L.P. and may be guaranteed by the Subsidiary Guarantors, and when so guaranteed, will be each guarantor’s general obligations; and

•	may be subordinated to our Senior Indebtedness, and any guarantees of Sunoco Logistics Partners L.P. and the Subsidiary Guarantors will be subordinated to their Senior Indebtedness.

The Indenture does not limit the total amount of debt securities that we may issue. We may issue debt securities under the Indenture from time to time in separate series, up to the aggregate amount authorized for each such series.

Specific Terms of Each Series of Debt Securities to be Described in the Prospectus Supplement

We will prepare a prospectus supplement and either a supplemental indenture, or authorizing resolutions of our general partner’s board of directors, accompanied by an officers’ certificate, relating to any series of debt securities that we offer, which will include specific terms relating to some or all of the following:

•	the form and title of the debt securities;

•	the total principal amount of the debt securities;

•	the date or dates on which the debt securities may be issued;

•	whether the debt securities are senior or subordinated debt securities;

•	the currency or currencies in which principal and interest will be paid, if not in U.S. dollars;

•	the portion of the principal amount that will be payable if the maturity of the debt securities is accelerated;

•	the dates on which the principal and premium, if any, of the debt securities will be payable;

•	the interest rate which the debt securities will bear and the interest payment dates for the debt securities;

•	any conversion or exchange provisions;

•	any optional redemption provisions;

•	any sinking fund or other provisions that would obligate us to repurchase or otherwise redeem the debt securities;

•	whether the debt securities are entitled to the benefits of any guarantees by the Subsidiary Guarantors;

•	whether the debt securities may be issued in amounts other than $1,000 each or multiples thereof;

•	any changes to or additional events of default or covenants;

•	the subordination, if any, of the debt securities and any changes to the subordination provisions of the subordinated Indenture; and

•	any other terms of the debt securities.

This description of debt securities will be deemed modified, amended or supplemented by any description of any series of debt securities set forth in a prospectus supplement related to that series.

The prospectus supplement also will describe any material United States federal income tax consequences or other special considerations regarding the applicable series of debt securities, including those relating to:

•

debt securities with respect to which payments of principal, premium or interest are determined with reference to an index or formula, including changes in prices of particular securities, currencies or commodities;

•	debt securities with respect to which principal, premium or interest is payable in a foreign or composite currency;

•	debt securities that are issued at a discount below their stated principal amount, bearing no interest or interest at a rate that at the time of issuance is below market rates; and

•	variable rate debt securities that are exchangeable for fixed rate debt securities.

At our option, we may make interest payments by check mailed to the registered holders of debt securities or, if so stated in the applicable prospectus supplement, at the option of a holder by wire transfer to an account designated by the holder.

Unless otherwise provided in the applicable prospectus supplement, debt securities may be transferred or exchanged at the office of the Trustee at which its corporate trust business is principally administered in the United States, subject to the limitations provided in the Indenture, without the payment of any service charge, other than any applicable tax or governmental charge.

Any funds we pay to a paying agent for the payment of amounts due on any debt securities that remain unclaimed for two years will be returned to us, and the holders of the debt securities must look only to us for payment after that time.

The Parent Guarantee

Our payment obligations under any series of debt securities will be fully and unconditionally guaranteed by Sunoco Logistics Partners L.P., which will execute a notation of guarantee as further evidence of its guarantee. The applicable prospectus supplement will describe the terms of any guarantee by Sunoco Logistics Partners L.P.

Sunoco Logistics Partners L.P.’s guarantee of any series of the senior debt securities will be Sunoco Logistics Partners L.P.’s unsecured and unsubordinated general obligation, and will rank on a parity with all of Sunoco Logistics Partners L.P.’s other unsecured and unsubordinated indebtedness. With respect to a series of subordinated debt securities, its guarantee will be subordinated to the senior debt of Sunoco Logistics Partners L.P. to substantially the same extent as the series of subordinated debt securities is subordinated to our senior debt. See “—Subordination.”

The Subsidiary Guarantees

Our payment obligations under any series of debt securities may be jointly and severally, fully and unconditionally guaranteed by the Subsidiary Guarantors. If a series of debt securities is so guaranteed, the Subsidiary Guarantors will execute a notation of guarantee as further evidence of their guarantee. The applicable prospectus supplement will describe the terms of any guarantee by the Subsidiary Guarantors. If a series of debt securities is guaranteed by the Subsidiary Guarantors and is designated as subordinate to our Senior Indebtedness, then the guarantees by the Subsidiary Guarantors will be subordinated to the Senior Indebtedness of the Subsidiary Guarantors to substantially the same extent as the series is subordinated to our Senior Indebtedness. See “—Subordination.”

Limitations on Guarantees; Releases

The obligations of each of the Guarantor and the Subsidiary Guarantors under its guarantee of the debt securities will be limited to the maximum amount that will not result in its obligations under its guarantee constituting a fraudulent conveyance or fraudulent transfer under Federal or state law, after giving effect to:

•	all other contingent and fixed liabilities of the guarantor; and

•	any collections from or payments made by or on behalf of any other guarantors in respect of its obligations under its guarantee.

The guarantee of the Guarantor or any Subsidiary Guarantors may be released under certain circumstances. If we exercise our legal or covenant defeasance option with respect to debt securities of a particular series as described below in “Defeasance,” then any Subsidiary Guarantor will be released with respect to that series. Further, if no default has occurred and is continuing under the Indenture, and to the extent not otherwise prohibited by the Indenture, the Guarantor or a Subsidiary Guarantor will be unconditionally released and discharged from its guarantee:

•

in the case of a Subsidiary Guarantor, automatically upon any sale, exchange or transfer, whether by way of merger or otherwise, to any person that is not our affiliate, of all of our direct or indirect limited partnership or other equity interests in the Subsidiary Guarantor;

•

in the case of a Subsidiary Guarantor, automatically upon the merger of the Subsidiary Guarantor into us, the Guarantor or any other Subsidiary Guarantor or the liquidation and dissolution of the Subsidiary Guarantor;

•	in the case of the Guarantor, automatically upon the merger of the Guarantor into us or any Subsidiary Guarantor, or the liquidation or dissolution of the Guarantor; or

•

in the case of the Guarantor or a Subsidiary Guarantor, following delivery of a written notice by us to the Trustee, upon the release of all guarantees by the Guarantor or the Subsidiary Guarantor of any debt of ours for borrowed money or for a guarantee thereof, except for any series of debt securities.

Specific Covenants

The Indenture contains the following covenants for the benefit of the holders of all series of debt securities:

Reports

So long as any debt securities are outstanding, Sunoco Logistics Partners L.P. will:

•

for as long as it is required to file information with the SEC pursuant to the Exchange Act, file with the Trustee, within 15 days after it is required to file with the SEC, copies of the annual report and of the information, documents and other reports which it is required to file with the SEC pursuant to the Exchange Act;

•

if it is not required to file information with the SEC pursuant to the Exchange Act, file with the Trustee, within 15 days after it would have been required to file with the SEC, financial statements and a Management’s Discussion and Analysis of Financial Condition and Results of Operations, both comparable to what it would have been required to file with the SEC had it been subject to the reporting requirements of the Exchange Act, unless the SEC will not accept such a filing; and

•	if it is required to furnish annual or quarterly reports to its unitholders pursuant to the Exchange Act, file with the Trustee any annual report or other reports sent to unitholders generally.

Consolidation, Merger or Sale

We will not merge, amalgamate or consolidate with or into any other Person or sell, convey, lease, transfer or otherwise dispose of all or substantially all of our assets to any Person, whether in a single transaction or series of related transactions, except in accordance with the provisions of our partnership agreement, and unless:

•	we are the surviving Person in the case of a merger, or the surviving Person:

•	is a partnership, limited liability company or corporation organized under the laws of the United States, a state thereof or the District of Columbia; and

•	expressly assumes, by supplemental indenture in form satisfactory to the Trustee, all the obligations under the Indenture and the debt securities to be performed or observed by us;

•	immediately after giving effect to the transaction or series of transactions, no Default or Event of Default would occur or be continuing;

•

if we are not the surviving Person, then each of the Guarantor and any Subsidiary Guarantor, unless it is the Person with which we have consummated a transaction under this provision, shall have confirmed that its guarantee of the notes shall continue to apply to the obligations under the debt securities and the Indenture; and

•

we have delivered to the Trustee an officers’ certificate and opinion of counsel, each stating that the merger, amalgamation, consolidation, sale, conveyance, transfer, lease or other disposition, and if a supplemental indenture is required, the supplemental indenture, comply with the Indenture.

Thereafter, the surviving Person will be substituted for us under the Indenture. If we sell or otherwise dispose of (except by lease) all or substantially all of our assets and the above stated requirements are satisfied, we will be released from all our liabilities and obligations under the Indenture and the debt securities.

A series of debt securities may contain additional financial and other covenants. The applicable prospectus supplement will contain a description of any such covenants that are added to the Indenture specifically for the benefit of holders of a particular series.

Events of Default, Remedies and Default

Events of Default

Each of the following events will be an “Event of Default” under the Indenture with respect to a series of debt securities:

•	default in any payment of interest on any debt securities of that series when due that continues for 30 days;

•	default in the payment of principal of or premium, if any, on any debt securities of that series when due at its stated maturity, upon redemption, upon required repurchase or otherwise;

•	default in the payment of any sinking fund payment on any debt securities of that series when due;

•

failure by us or the Guarantor or, if the series of debt securities is guaranteed by any Subsidiary Guarantor, by such Subsidiary Guarantor to comply for 60 days after notice with the other agreements contained in the Indenture, any supplement to the Indenture or any board resolution authorizing the issuance of that series;

•	certain events of bankruptcy, insolvency or reorganization of us or the Guarantor or, if the series of debt securities is guaranteed by any Subsidiary Guarantor, of such Subsidiary Guarantor;

•	the guarantee of the Guarantor or, if the series of debt securities is guaranteed by any Subsidiary Guarantor, any of the guarantees:

•	ceases to be in full force and effect, except as otherwise provided in the Indenture; or

•	is declared null and void in a judicial proceeding; or

•	the Guarantor or any Subsidiary Guarantor denies or disaffirms its obligations under the Indenture or its guarantee.

Exercise of Remedies

If an Event of Default, other than an Event of Default described in the fifth bullet point above, occurs and is continuing, the trustee or the holders of at least 25% in principal amount of the outstanding debt securities of that series may declare the entire principal of, premium, if any, and accrued and unpaid interest, if any, on all the debt securities of that series to be due and payable immediately.

A default under the fourth bullet point above will not constitute an Event of Default until the Trustee or the holders of 25% in principal amount of the outstanding debt securities of that series notify us and the Guarantor and, if the series of debt securities is guaranteed by any Subsidiary Guarantor, any such Subsidiary Guarantor, of the default and such default is not cured or waived within 60 days after receipt of notice.

If an Event of Default described in the fifth bullet point above occurs and is continuing, the principal of, premium, if any, and accrued and unpaid interest on all outstanding debt securities of all series will become immediately due and payable without any declaration of acceleration or other act on the part of the Trustee or any holders.

The holders of a majority in principal amount of the outstanding debt securities of a series may rescind any declaration of acceleration by the Trustee or the holders with respect to the debt securities of that series but only if:

•	rescinding the declaration of acceleration would not conflict with any judgment or decree of a court of competent jurisdiction; and

•

all existing Events of Default have been cured or waived, other than the nonpayment of principal, premium or interest on the debt securities of that series that has become due solely by the declaration of acceleration.

The Trustee will be under no obligation, except as otherwise provided in the Indenture, to exercise any of the rights or powers under the Indenture at the request or direction of any of the holders unless such holders have offered to the Trustee reasonable indemnity or security against any costs, liability or expense. No holder may pursue any remedy with respect to the Indenture or the debt securities of any series, except to enforce the right to receive payment of principal, premium, if any, or interest when due on its debt securities, unless:

•	such holder has previously given the Trustee notice that an Event of Default with respect to that series is continuing;

•	holders of at least 25% in principal amount of the outstanding debt securities of that series have requested that the Trustee pursue the remedy;

•	such holders have offered the Trustee reasonable indemnity or security against any cost, liability or expense;

•	the Trustee has not complied with such request within 60 days after the receipt of the request and the offer of indemnity or security; and

•

the holders of a majority in principal amount of the outstanding debt securities of that series have not given the Trustee a direction that, in the opinion of the Trustee, is inconsistent with such request within such 60-day period.

The holders of a majority in principal amount of the outstanding debt securities of a series have the right, subject to certain restrictions, to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or of exercising any right or power conferred on the Trustee with respect to that series of debt securities. The Trustee, however, may refuse to follow any direction that:

•	conflicts with law;

•	the Trustee determines is unduly prejudicial to the rights of any other holder; or

•	would involve the Trustee in personal liability.

Notice of an Event of Default

Within 30 days after the occurrence of any Default (meaning an event that is, or after the notice or passage of time would be, an Event of Default,) or Event of Default, we are required to give an officers’ certificate to the Trustee specifying the Default or Event of Default and what action we are taking or propose to take to cure it. In addition, we are required to deliver to the Trustee, within 120 days after the end of each fiscal year, an officers’ certificate indicating that we have complied with all covenants contained in the Indenture or whether any Default or Event of Default has occurred during the previous year.

If a Default occurs and is continuing and is known to the Trustee, the Trustee must mail to each holder a notice of the Default by the later of 90 days after the Default occurs or 30 days after the Trustee knows of the Default. Except in the case of a Default in the payment of principal, premium, if any, or interest with respect to any debt securities, the Trustee may withhold such notice, but only if and so long as the board of directors, the executive committee or a committee of directors or responsible officers of the Trustee in good faith determines that withholding such notice is in the interests of the holders.

Amendments and Waivers

We may amend the Indenture without the consent of any holder of debt securities to:

•	cure any ambiguity, omission, defect or inconsistency;

•	provide for the assumption by a successor of our obligations under the Indenture;

•	add any Subsidiary Guarantor with respect to the debt securities;

•	change or eliminate any restriction on the payment of principal of, or premium, if any, on, any debt securities;

•	add covenants for the benefit of the holders or surrender any right or power conferred upon us, the Guarantor, or any Subsidiary Guarantor;

•	make any change that does not adversely affect the rights of any holder;

•	add or appoint a successor or separate Trustee;

•	comply with any requirement of the SEC in connection with the qualification of the Indenture under the Trust Indenture Act; or

•	establish the form or terms of debt securities of any series to be issued under the Indenture.

In addition, we may amend the Indenture if the holders of a majority in principal amount of all debt securities of each series that would be affected then outstanding under the Indenture consent to it. We may not, however, without the consent of each holder of outstanding debt securities of each series that would be affected, amend the Indenture to:

•	reduce the percentage in principal amount of debt securities of any series whose holders must consent to an amendment;

•	reduce the rate of or extend the time for payment of interest on any debt securities;

•	reduce the principal of or extend the stated maturity of any debt securities;

•	reduce the premium payable upon the redemption of any debt securities or change the time at which any debt securities may or shall be redeemed;

•	make any debt securities payable in other than U.S. dollars;

•	impair the right of any holder to receive payment of premium, principal or interest with respect to such holder’s debt securities on or after the applicable due date;

•	impair the right of any holder to institute suit for the enforcement of any payment with respect to such holder’s debt securities;

•	release any security that has been granted in respect of the debt securities, other than in accordance with the Indenture;

•	make any change in the amendment provisions that require each holder’s consent;

•	make any change in the waiver provisions; or

•	except as provided in the Indenture, release the Guarantor, or any Subsidiary Guarantor, or modify the guarantee of the Guarantor or any Subsidiary Guarantor in any manner adverse to the holders.

The consent of the holders is not necessary under the Indenture to approve the particular form of any proposed amendment. It is sufficient if such consent approves the substance of the proposed amendment. After an amendment under the Indenture requiring the consent of the holders becomes effective, we are required to mail to all holders of each series affected by it a notice briefly describing the amendment. The failure to give, or any defect in, such notice, however, will not impair or affect the validity of the amendment.

The holders of a majority in aggregate principal amount of the outstanding debt securities of each affected series, on behalf of all such holders, and subject to certain rights of the Trustee, may waive:

•	compliance by us, the Guarantor or any Subsidiary Guarantor, with certain restrictive provisions of the Indenture; and

•	any past Default or Event of Default under the Indenture

except that such majority of holders may not waive a default:

•	in the payment of principal, premium or interest; or

•	in respect of a provision that under the Indenture cannot be amended without the consent of all holders of the series of debt securities that is affected.

Defeasance

At any time, we may terminate, with respect to debt securities of a particular series, all our obligations under such series of debt securities and the Indenture, which we call a “legal defeasance.” If we decide to make a legal defeasance, however, we may not terminate certain specified obligations, including our obligations:

•	relating to the defeasance trust;

•	to register the transfer or exchange of the debt securities;

•	to replace mutilated, destroyed, lost or stolen debt securities; or

•	to maintain a registrar and paying agent in respect of the debt securities.

If we exercise our legal defeasance option, any guarantee will terminate with respect to that series of debt securities.

At any time we may also effect a “covenant defeasance,” which means we have elected to terminate our obligations under:

•	covenants applicable to a series of debt securities, including any covenant that is added specifically for such series and is described in a prospectus supplement;

•	the bankruptcy provisions with respect to the Guarantor and any Subsidiary Guarantor; and

•

the guarantee provision described under “—Events of Default, Remedies and Notices—Events of Default” above with respect to a series of debt securities, if applicable, and any Event of Default that is added specifically for such series and described in a prospectus supplement.

We may exercise our legal defeasance option notwithstanding our prior exercise of our covenant defeasance option. If we exercise our legal defeasance option, payment of the affected series of debt securities may not be accelerated because of an Event of Default with respect to that series. If we exercise our covenant defeasance option, payment of the defeased series of debt securities may not be accelerated because of an Event of Default specified in the fourth, fifth (with respect only to the Guarantor and any Subsidiary Guarantor) or sixth bullet points under “—Events of Default” above or an Event of Default that is added specifically for such series and described in a prospectus supplement.

In order to exercise either defeasance option, we must:

•

irrevocably deposit in trust with the Trustee money or certain U.S. government obligations for the payment of principal, premium, if any, and interest on the series of debt securities to redemption or stated maturity, as the case may be;

•	comply with certain other conditions, including that no Default has occurred and is continuing after the deposit in trust; and

•

deliver to the Trustee an opinion of counsel to the effect that holders of the series of debt securities will not recognize income, gain or loss for Federal income tax purposes as a result of such defeasance and will be subject to Federal income tax on the same amount and in the same manner and at the same times as would have been the case if such deposit and defeasance had not occurred. In the case of legal defeasance only, such opinion of counsel must be based on a ruling of the Internal Revenue Service or other change in applicable Federal income tax law.

In addition, we may discharge all our obligations under the Indenture with respect to the debt securities of a particular series, other than our obligation to register the transfer of and exchange debt securities of that series, provided that we either:

•	deliver all outstanding debt securities of that series to the Trustee for cancellation; or

•

all debt securities of that series not so delivered for cancellation have either become due and payable or will become due and payable at their stated maturity within one year or are to be called for redemption within one year, and in the case of this bullet point we have irrevocably deposited with the Trustee in trust an amount of cash sufficient to pay the entire indebtedness of the debt securities of that series, including interest and premium, if any, to the stated maturity or applicable redemption date.

No Personal Liability of General Partner

Sunoco Logistics Partners GP LLC, our general partner, and its directors, officers, employees, incorporators and stockholders, as such, will not be liable for:

•	any of our obligations or the obligations of the Guarantor or any Subsidiary Guarantors under the debt securities, the Indentures or the guarantees; or

•	any claim based on, in respect of, or by reason of, such obligations or their creation.

By accepting a debt security, each holder will be deemed to have waived and released all such liability. This waiver and release are part of the consideration for our issuance of the debt securities. This waiver may not be effective, however, to waive liabilities under the federal securities laws and it is the view of the SEC that such a waiver is against public policy.

Subordination

Debt securities of a series may be subordinated to our “Senior Indebtedness,” which we define generally to include any obligation created or assumed by us for the repayment of borrowed money and any guarantee thereof, whether outstanding or hereafter issued, unless, by the terms of the instrument creating or evidencing such obligation, it is provided that such obligation is subordinate or not superior in right of payment to the debt securities or to other obligations which are pari passu with or subordinated to the debt securities. Subordinated debt securities and the related guarantees will be subordinate in right of payment, to the extent and in the manner set forth in the Indenture and the prospectus supplement relating to such series, to the prior payment of all of our indebtedness and that of the Guarantor and, if applicable, any Subsidiary Guarantor that is designated as “Senior Indebtedness” with respect to the series.

The holders of Senior Indebtedness of ours or the Guarantor or, if applicable, a Subsidiary Guarantor will receive payment in full of the Senior Indebtedness before holders of subordinated debt securities will receive any payment of principal, premium or interest with respect to the subordinated debt securities upon any payment or distribution of our assets or the Guarantor’s or, if applicable to any series of outstanding debt securities, a Subsidiary Guarantor’s assets, to creditors:

•	upon a liquidation or dissolution of us or the Guarantor or, if applicable to any series of outstanding debt securities, the Subsidiary Guarantors; or

•	in a bankruptcy, receivership or similar proceeding relating to us or the Guarantor or, if applicable to any series of outstanding debt securities, to the Subsidiary Guarantors.

Until the Senior Indebtedness is paid in full, any distribution to which holders of subordinated debt securities would otherwise be entitled will be made to the holders of Senior Indebtedness, except that the holders of subordinated debt securities may receive units representing limited partner interests and any debt securities that are subordinated to Senior Indebtedness to at least the same extent as the subordinated debt securities.

If we do not pay any principal, premium or interest with respect to Senior Indebtedness within any applicable grace period (including at maturity), or any other default on Senior Indebtedness occurs and the maturity of the Senior Indebtedness is accelerated in accordance with its terms, we may not:

•	make any payments of principal, premium, if any, or interest with respect to subordinated debt securities;

•	make any deposit for the purpose of defeasance or discharge of the subordinated debt securities; or

•

repurchase, redeem or otherwise retire any subordinated debt securities, except that in the case of subordinated debt securities that provide for a mandatory sinking fund, we may deliver subordinated debt securities to the Trustee in satisfaction of our sinking fund obligation, unless, in either case:

•	the default has been cured or waived and any declaration of acceleration has been rescinded;

•	the Senior Indebtedness has been paid in full in cash; or

•	we and the Trustee receive written notice approving the payment from the representatives of each issue of “Designated Senior Indebtedness.”

Generally, “Designated Senior Indebtedness” will include:

•	any specified issue of Senior Indebtedness of at least $100 million; and

•	any other Senior Indebtedness that we may designate in respect of any series of subordinated debt securities.

During the continuance of any default, other than a default described in the immediately preceding paragraph, that may cause the maturity of any Designated Senior Indebtedness to be accelerated immediately without further notice, other than any notice required to effect such acceleration, or the expiration of any applicable grace periods, we may not pay the subordinated debt securities for a period called the “Payment Blockage Period.” A Payment Blockage Period will commence on the receipt by us and the Trustee of written notice of the default, called a “Blockage Notice,” from the representative of any Designated Senior Indebtedness specifying an election to effect a Payment Blockage Period and will end 179 days thereafter.

The Payment Blockage Period may be terminated before its expiration:

•	by written notice from the person or persons who gave the Blockage Notice;

•	by repayment in full in cash of the Designated Senior Indebtedness with respect to which the Blockage Notice was given; or

•	if the default giving rise to the Payment Blockage Period is no longer continuing.

Unless the holders of the Designated Senior Indebtedness have accelerated the maturity of the Designated Senior Indebtedness, we may resume payments on the subordinated debt securities after the expiration of the Payment Blockage Period.

Generally, not more than one Blockage Notice may be given in any period of 360 consecutive days. The total number of days during which any one or more Payment Blockage Periods are in effect, however, may not exceed an aggregate of 179 days during any period of 360 consecutive days.

After all Senior Indebtedness is paid in full and until the subordinated debt securities are paid in full, holders of the subordinated debt securities shall be subrogated to the rights of holders of Senior Indebtedness to receive distributions applicable to Senior Indebtedness.

As a result of the subordination provisions described above, in the event of insolvency, the holders of Senior Indebtedness, as well as certain of our general creditors, may recover more, ratably, than the holders of the subordinated debt securities.

Book Entry, Delivery and Form

We may issue debt securities of a series in the form of one or more global certificates deposited with a depositary. We expect that The Depository Trust Company, New York, New York, or “DTC,” will act as depositary. If we issue debt securities of a series in book-entry form, we will issue one or more global certificates that will be deposited with or on behalf of DTC and will not issue physical certificates to each holder. A global security may not be transferred unless it is exchanged in whole or in part for a certificated security, except that DTC, its nominees and their successors may transfer a global security as a whole to one another.

DTC will keep a computerized record of its participants, such as a broker, whose clients have purchased the debt securities. The participants will then keep records of their clients who purchased the debt securities. Beneficial interests in global securities will be shown on, and transfers of beneficial interests in global securities will be made only through, records maintained by DTC and its participants.

DTC advises us that it is:

•	a limited-purpose trust company organized under the New York Banking Law;

•	a “banking organization” within the meaning of the New York Banking Law;

•	a member of the United States Federal Reserve System;

•	a “clearing corporation” within the meaning of the New York Uniform Commercial Code; and

•	a “clearing agency” registered under the provisions of Section 17A of the Exchange Act.

DTC is a wholly-owned subsidiary of The Depository Trust & Clearing Corporation (“DTCC”). DTCC, in turn, is owned by a number of its participants and by the New York Stock Exchange, Inc., NYSE Alternext US LLC and the Financial Industry Regulatory Authority, Inc. The rules that apply to DTC and its participants are on file with the Securities and Exchange Commission.

DTC holds securities that its participants deposit with DTC. DTC also records the settlement among participants of securities transactions, such as transfers and pledges, in deposited securities through computerized records for participants’ accounts. This eliminates the need to exchange certificates. Participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations.

We will wire principal, premium, if any, and interest payments due on the global securities to DTC’s nominee. We, the Trustee and any paying agent will treat DTC’s nominee as the owner of the global securities for all purposes. Accordingly, we, the Trustee and any paying agent will have no direct responsibility or liability to pay amounts due on the global securities to owners of beneficial interests in the global securities.

It is DTC’s current practice, upon receipt of any payment of principal, premium, if any, or interest, to credit participants’ accounts on the payment date according to their respective holdings of beneficial interests in the global securities as shown on DTC’s records. In addition, it is DTC’s current practice to assign any consenting or voting rights to participants, whose accounts are credited with debt securities on a record date, by using an omnibus proxy.

Payments by participants to owners of beneficial interests in the global securities, as well as voting by participants, will be governed by the customary practices between the participants and the owners of beneficial interests, as is the case with debt securities held for the account of customers registered in “street name.” Payments to holders of beneficial interests are the responsibility of the participants and not of DTC, the Trustee or us.

Beneficial interests in global securities will be exchangeable for certificated securities with the same terms in authorized denominations only if:

•

DTC notifies us that it is unwilling or unable to continue as depositary or if DTC ceases to be a clearing agency registered under applicable law and a successor depositary is not appointed by us within 90 days; or

•	we determine not to require all of the debt securities of a series to be represented by a global security and notify the Trustee of our decision.

The Trustee

We may appoint a separate trustee for any series of debt securities. We use the term “Trustee” to refer to the trustee appointed with respect to any such series of debt securities. We may maintain banking and other commercial relationships with the Trustee and its affiliates in the ordinary course of business, and the Trustee may own our debt securities.

Governing Law

The Indenture and the debt securities will be governed by, and construed in accordance with, the laws of the State of New York.

CONFLICTS OF INTEREST AND FIDUCIARY RESPONSIBILITIES

Conflicts of Interest

Conflicts of interest exist and may arise in the future as a result of the relationships between our general partner and its affiliates, including Sunoco, Inc., on the one hand, and our partnership and our limited partners, on the other hand. The directors and officers of our general partner have fiduciary duties to manage our general partner in a manner beneficial to its owners. At the same time, our general partner has a fiduciary duty to manage our partnership in a manner beneficial to us and our unitholders.

Whenever a conflict arises between our general partner or its affiliates, on the one hand, and us or any other partner, on the other hand, our general partner will resolve that conflict. Our partnership agreement contains provisions that modify and limit our general partner’s fiduciary duties to the unitholders. Our partnership agreement also restricts the remedies available to unitholders for actions taken that, without those limitations, might constitute breaches of fiduciary duty.

Our general partner will not be in breach of its obligations under the partnership agreement or its duties to us or our unitholders if the resolution of the conflict is:

•	approved by the conflicts committee of the board of directors of our general partner, although our general partner is not obligated to seek such approval;

•	approved by the vote of a majority of the outstanding common units, excluding any common units owned by our general partner or any of its affiliates;

•	on terms no less favorable to us than those generally being provided to or available from unrelated third parties; or

•	fair and reasonable to us, taking into account the totality of the relationships among the parties involved, including other transactions that may be particularly favorable or advantageous to us.

As indicated above, our general partner may, but is not required to, seek the approval of such resolution from the conflicts committee of its board of directors. If our general partner does not seek approval from the conflicts committee and its board of directors determines that the resolution or course of action taken with respect to the conflict of interest satisfies either of the standards set forth in the third or fourth bullet points above, then it will be presumed that, in making its decision, the board of directors acted in good faith, and in any proceeding brought by or on behalf of any limited partner or the partnership, the person bringing or prosecuting such proceeding will have the burden of overcoming such presumption. Unless the resolution of a conflict is specifically provided for in our partnership agreement, our general partner or the conflicts committee may consider any factors it determines in good faith to consider when resolving a conflict. When our partnership agreement requires someone to act in good faith, it requires that person to reasonably believe that he is acting in the best interests of the partnership, unless the context otherwise requires.

Conflicts of interest could arise in the situations described below, among others.

Actions taken by our general partner may affect the amount of cash available for distribution to unitholders.

The amount of cash that is available for distribution to unitholders is affected by decisions of our general partner regarding such matters as:

•	amount and timing of asset purchases and sales;

•	cash expenditures;

•	borrowings;

•	the issuance of additional units; and

•	the creation, reduction or increase of reserves in any quarter.

In addition, borrowings by us and our affiliates do not constitute a breach of any duty owed by our general partner to our unitholders, including borrowings that have the purpose or effect of enabling our general partner to receive distributions on the incentive distribution rights.

For example, in the event we have not generated sufficient cash from our operations to pay the minimum quarterly distribution on our common units, our partnership agreement permits us to borrow funds, which may enable us to make this distribution on all outstanding units. Please read “Cash Distributions” in this prospectus.

Our partnership agreement provides that we and our subsidiaries may borrow funds from our general partner and its affiliates. Our general partner and its affiliates may not borrow funds from us, the operating partnership or its operating subsidiaries, other than as provided in the treasury services agreement between us and Sunoco, Inc.

We do not have any officers or employees and rely solely on officers and employees of our general partner and its affiliates.

Affiliates of our general partner conduct businesses and activities of their own in which we have no economic interest. If these separate activities are significantly greater than our activities, there could be material competition for the time and effort of certain of the officers and employees who provide services to our general partner. Generally, the officers of our general partner spend substantially all of their time managing our business and affairs. However, our general partner’s treasurer currently is required to devote time to the affairs of Sunoco, Inc. or its affiliates and is compensated by them for the services rendered to them.

We will reimburse our general partner and its affiliates for expenses.

We will reimburse our general partner and its affiliates for costs incurred in managing and operating us, including costs incurred in rendering staff and support services to us. The partnership agreement provides that our general partner will determine the expenses that are allocable to us in good faith.

Our general partner intends to limit its liability regarding our obligations.

Our general partner may limit its liability under contractual arrangements so that the other party has recourse only to our assets, and not against our general partner or its assets. The partnership agreement provides that any action taken by our general partner to limit its liability or our liability is not a breach of our general partner’s fiduciary duties, even if we could have obtained more favorable terms without the limitation on liability.

Common unitholders will have no right to enforce obligations of our general partner and its affiliates under agreements with us.

Any agreements between us on the one hand, and our general partner and its affiliates, on the other, will not grant to the unitholders, separate and apart from us, the right to enforce the obligations of our general partner and its affiliates in our favor.

Contracts between us, on the one hand, and our general partner and its affiliates, on the other, will not be the result of arm’s-length negotiations.

Our partnership agreement allows our general partner to determine, in good faith, any amounts to pay itself or its affiliates for any services rendered to us. Our general partner may also enter into additional contractual arrangements with any of its affiliates on our behalf. Neither our partnership agreement nor any of the other agreements, contracts and arrangements between us, on the one hand, and our general partner and its affiliates, on the other, are or will be the result of arm’s-length negotiations. Our general partner will determine, in good faith, the terms of any of these transactions.

Our general partner and its affiliates will have no obligation to permit us to use any facilities or assets of our general partner and its affiliates, except as may be provided in contracts entered into specifically dealing with that use. There will not be any obligation of our general partner and its affiliates to enter into any contracts of this kind.

Common units are subject to our general partner’s limited call right.

If, at any time, our general partner and its affiliates own more than 80% of the common units then outstanding, our general partner has the right, but not the obligation, which it may assign to any of its affiliates or to us, to acquire all, but not less than all, of the remaining common units at a price not less than the then-current market price of the common units. Our general partner may exercise this right at its option, free of any fiduciary duty or obligation to us or our unitholders. As a result, a unitholder may have his common units purchased from him at an undesirable time or price. For a description of this right, please read “Description of the Common Units—Limited Call Right” above.

We may choose not to retain separate counsel for ourselves or for the holders of common units.

Attorneys, independent registered public accountants and others who will perform services for us in the future will be selected by our general partner or the conflicts committee and may also perform services for our general partner and its affiliates. We may, but are not required to, retain separate counsel for ourselves or the holders of common units in the event of a conflict of interest arising between our general partner and its affiliates, on the one hand, and us or the holders of common units, on the other, depending on the nature of the conflict. Such conflicts may arise out of extraordinary transactions between us and Sunoco, Inc. or its affiliates, such as transfers of material assets or mergers or material amendments to our agreements with Sunoco, Inc. and its affiliates. We do not intend to retain separate counsel in most cases.

Our general partner’s affiliates may compete with us.

Our partnership agreement provides that the general partner will be restricted from engaging in any business activities other than those incidental to its ownership of interests in us and certain services the employees of our general partner provide to Sunoco, Inc. and its affiliates. Except as provided in our partnership agreement and in our omnibus agreement with Sunoco, Inc. and its affiliates, Sunoco, Inc. and its affiliates, other than the general partner, are not prohibited from engaging in other businesses or activities, including those that might be in direct competition with us.

Fiduciary Responsibilities

Our general partner is accountable to us and our unitholders as a fiduciary. Fiduciary duties owed to unitholders by our general partner are prescribed by law and the partnership agreement. The Delaware Act provides that Delaware limited partnerships may, in their partnership agreements, restrict, eliminate or otherwise modify the fiduciary duties otherwise owed by a general partner to limited partners and the partnership.

Our partnership agreement contains various provisions modifying and restricting the fiduciary duties that might otherwise be owed by our general partner. These modifications, among other things, restrict the remedies available to unitholders for actions that, without those limitations, might constitute breaches of fiduciary duty, as described below. The following is a summary of the material restrictions of the fiduciary duties owed by our general partner to the limited partners:

State-law fiduciary duty standards	Fiduciary duties are generally considered to include an obligation to act in good faith and with due care and loyalty. The duty of care, in the absence of a provision in a partnership agreement providing otherwise, would generally require a general partner to act for the partnership in the same manner as a prudent person would act on his own behalf. The duty of loyalty, in the absence of a provision in a partnership agreement providing otherwise, would generally prohibit a general partner of a Delaware limited partnership from taking any action or engaging in any transaction where a conflict of interest is present.

Partnership agreement modified standards	Our partnership agreement contains provisions that waive or consent to conduct by our general partner and its affiliates that might otherwise raise issues about compliance with fiduciary duties or applicable law. For example, our partnership agreement provides that when our general partner is acting in its capacity as our general partner, as opposed to in its individual capacity, it must act in “good faith” and will not be subject to any other standard under applicable law. In addition, when our general partner is acting in its individual capacity, as opposed to in its capacity as our general partner, it may act without any fiduciary obligation to us or the unitholders whatsoever. These standards reduce the obligations to which our general partner would otherwise be held.

Our partnership agreement generally provides that affiliated transactions and resolutions of conflicts of interest not involving a vote of unitholders and that are not approved by the conflicts committee of the board of directors of our general partner must be:

•	on terms no less favorable to us than those generally being provided to or available from unrelated third parties; or

•	“fair and reasonable” to us, taking into account the totality of the relationships between the parties involved (including other transactions that may be particularly favorable or advantageous to us).

If our general partner does not seek approval from the conflicts committee and its board of directors determines that the resolution or course of action taken with respect to the conflict of interest satisfies either of the standards set forth in the bullet points above, then it will be presumed that, in making its decision, the board of directors acted in good faith, and in any proceeding brought by or on behalf of any limited partner or the partnership, the person bringing or prosecuting such proceeding will have the burden of overcoming such presumption. These standards reduce the obligations to which our general partner would otherwise be held.

In addition to the other more specific provisions limiting the obligations of our general partner, our partnership agreement further provides that our general partner and its officers and directors will not be liable for monetary damages to us, our limited partners or assignees for errors of judgment or for any acts or omissions unless there has been a final and non-appealable judgment by a court of competent jurisdiction determining that the general partner or its officers and directors acted in bad faith or engaged in fraud, willful misconduct or gross negligence.

Rights and remedies of unitholders under Delaware law	The Delaware Act generally provides that a limited partner may institute legal action on behalf of the partnership to recover damages from a third party where a general partner has refused to institute the action or where an effort to cause a general partner to do so is not likely to succeed. These actions include actions against a general partner for breach of its fiduciary duties or of the partnership agreement. In addition, the statutory or case law of some jurisdictions may permit a limited partner to institute legal action on behalf of himself and all other similarly situated limited partners to recover damages from a general partner for violations of its fiduciary duties to the limited partners.

In order to become one of our limited partners, a common unitholder is required to agree to be bound by the provisions in the partnership agreement, including the provisions discussed above. This is in accordance with the policy of the Delaware Act favoring the principle of freedom of contract and the enforceability of partnership agreements. The failure of a limited partner or assignee to sign a partnership agreement does not render the partnership agreement unenforceable against that person.

MATERIAL TAX CONSIDERATIONS

This section is a summary of the material tax considerations that may be relevant to prospective unitholders who are individual citizens or residents of the United States and, unless otherwise noted in the following discussion, is the opinion of Vinson & Elkins L.L.P., counsel to our general partner and us, insofar as it relates to legal conclusions with respect to matters of U. S. federal income tax law. This section is based upon current provisions of the Internal Revenue Code of 1986, as amended (the “Internal Revenue Code”), existing and proposed Treasury regulations promulgated under the Internal Revenue Code (the “Treasury Regulations”) and current administrative rulings and court decisions, all of which are subject to change. Later changes in these authorities may cause the tax consequences to vary substantially from the consequences described below. Unless the context otherwise requires, references in this section to “us” or “we” are references to Sunoco Logistics Partners L.P and Sunoco Logistics Partners Operations L.P., our operating partnership.

The following discussion does not comment on all federal income tax matters affecting us or our unitholders. Moreover, the discussion focuses on unitholders who are individual citizens or residents of the United States and has only limited application to corporations, estates, trusts, nonresident aliens or other unitholders subject to specialized tax treatment, such as tax-exempt institutions, foreign persons, individual retirement accounts (IRAs), real estate investment trusts (REITs) or mutual funds. Accordingly, we encourage each prospective unitholder to consult, and depend on, his own tax advisor in analyzing the federal, state, local and foreign tax consequences particular to him of the ownership or disposition of common units.

The IRS has made no determination regarding any matter affecting us or prospective unitholders. Instead, we will rely on opinions of Vinson & Elkins L.L.P. Unlike a ruling, an opinion of counsel represents only that counsel’s best legal judgment and does not bind the IRS or the courts. Accordingly, the opinions and statements made herein may not be sustained by a court if contested by the IRS. Any contest of this sort with the IRS may materially and adversely impact the market for the common units and the prices at which common units trade. In addition, the costs of any contest with the IRS, principally legal, accounting and related fees, will result in a reduction in cash available for distribution to our unitholders and our general partner and thus will be borne indirectly by our unitholders and our general partner. Furthermore, the tax treatment of us, or of an investment in us, may be significantly modified by future legislative or administrative changes or court decisions. Any modifications may or may not be retroactively applied.

All statements as to matters of law and legal conclusions, but not as to factual matters, contained in this section, unless otherwise noted, are the opinion of Vinson & Elkins L.L.P. and are based on the accuracy of the representations made by us and our general partner.

For the reasons described below, Vinson & Elkins L.L.P. has not rendered an opinion with respect to the following specific federal income tax issues: (1) the treatment of a unitholder whose common units are loaned to a short seller to cover a short sale of common units (please read “—Tax Consequences of Unit Ownership—Treatment of Short Sales”); (2) whether our monthly convention for allocating taxable income and losses is permitted by existing Treasury Regulations (please read “—Disposition of Common Units—Allocations Between Transferors and Transferees”); and (3) whether our method for depreciating Section 743 adjustments is sustainable in certain cases (please read “—Tax Consequences of Unit Ownership—Section 754 Election”).

Partnership Status

A partnership is not a taxable entity and incurs no federal income tax liability. Instead, each partner of a partnership is required to take into account his share of items of income, gain, loss and deduction of the partnership in computing his federal income tax liability, regardless of whether cash distributions are made to him by the partnership. Distributions by a partnership to a partner are generally not taxable to the partnership or the partner unless the amount of cash distributed to him is in excess of the partner’s adjusted basis in his partnership interest.

Section 7704 of the Internal Revenue Code provides that publicly traded partnerships will, as a general rule, be taxed as corporations. However, an exception, referred to as the “Qualifying Income Exception,” exists with respect to publicly traded partnerships of which 90% or more of the gross income for every taxable year consists of “qualifying income.” Qualifying income includes income and gains derived from the transportation, storage, marketing and processing of crude oil, natural gas and products thereof and fertilizer. Other types of qualifying income include interest (other than from a financial business), dividends, gains from the sale of real property and gains from the sale or other disposition of capital assets held for the production of income that otherwise constitutes qualifying income. We estimate that less than 7% of our current gross income is not qualifying income; however, this estimate could change from time to time. Based upon and subject to this estimate, the factual representations made by us and our general partner and a review of the applicable legal authorities, Vinson & Elkins L.L.P. is of the opinion that at least 90% of our current gross income constitutes qualifying income. The portion of our income that is qualifying income may change from time to time.

The IRS has made no determination as to our status or the status of the operating partnership for federal income tax purposes or whether our operations generate “qualifying income” under Section 7704 of the Internal Revenue Code. Instead, we will rely on the opinion of Vinson & Elkins L.L.P. on such matters. It is the opinion of Vinson & Elkins L.L.P. that, based upon the Internal Revenue Code, its regulations, published revenue rulings and court decisions and the representations described below, Sunoco Logistics Partners L.P. has been, is, and will continue to be, classified as a partnership for federal income tax purposes and our operating partnership will be disregarded as an entity separate from us for federal income tax purposes.

In rendering its opinion, Vinson & Elkins L.L.P. has relied on the following factual representations made by us and our general partner:

(a) Neither we nor the operating partnership has elected or will elect to be treated as a corporation;

(b) Sunoco Logistics Partners L.P. and Sunoco Logistics Partners Operations L.P. have been and will be operated in accordance with applicable partnership statutes, the applicable partnership agreement and in the manner described in this prospectus; and

(c) For each taxable year, more than 90% of our gross income has been and will be income that Vinson & Elkins L.L.P. has opined or will opine is “qualifying income” within the meaning of Section 7704(d) of the Internal Revenue Code.

If we fail to meet the Qualifying Income Exception, other than a failure that is determined by the IRS to be inadvertent and that is cured within a reasonable time after discovery (in which case the IRS may also require us to make adjustments with respect to our unitholders or pay other amounts), we will be treated as if we had transferred all of our assets, subject to liabilities, to a newly formed corporation, on the first day of the year in which we fail to meet the Qualifying Income Exception, in return for stock in that corporation, and then distributed that stock to the unitholders in liquidation of their interests in us. This deemed contribution and liquidation should be tax-free to unitholders and us so long as we, at that time, do not have liabilities in excess of the tax basis of our assets. Thereafter, we would be treated as a corporation for federal income tax purposes.

If we were treated as an association taxable as a corporation in any taxable year, either as a result of a failure to meet the Qualifying Income Exception or otherwise, our items of income, gain, loss and deduction would be reflected only on our tax return rather than being passed through to our unitholders, and our net income would be taxed to us at corporate rates. In addition, any distribution made to a unitholder would be treated as either taxable dividend income, to the extent of our current or accumulated earnings and profits, or, in the absence of earnings and profits, a nontaxable return of capital, to the extent of the unitholder’s tax basis in his common units, or taxable capital gain, after the unitholder’s tax basis in his common units is reduced to zero. Accordingly, taxation as a corporation would result in a material reduction in a unitholder’s cash flow and after-tax return and thus would likely result in a substantial reduction of the value of the units.

The discussion below is based on Vinson & Elkins L.L.P.’s opinion that Sunoco Logistics Partners L.P. will be classified as a partnership for federal income tax purposes and Sunoco Logistics Partners Operations L.P. will be treated as a disregarded entity for federal income tax purposes.

Limited Partner Status

Unitholders who have become limited partners of Sunoco Logistics Partners L.P. will be treated as partners of Sunoco Logistics Partners L.P. for federal income tax purposes. Also:

(a) assignees who have executed and delivered transfer applications, and are awaiting admission as limited partners, and

(b) unitholders whose common units are held in street name or by a nominee and who have the right to direct the nominee in the exercise of all substantive rights attendant to the ownership of their common units will be treated as partners of Sunoco Logistics Partners L.P. for federal income tax purposes. As there is no direct or indirect controlling authority addressing assignees of common units who are entitled to execute and deliver transfer applications and thereby become entitled to direct the exercise of attendant rights, but who fail to execute and deliver transfer applications, Vinson & Elkins L.L.P.’s opinion does not extend to these persons. Furthermore, a purchaser or other transferee of common units who does not execute and deliver a transfer application may not receive some federal income tax information or reports furnished to record holders of common units unless the common units are held in a nominee or street name account and the nominee or broker has executed and delivered a transfer application for those common units.

A beneficial owner of common units whose units have been transferred to a short seller to complete a short sale would appear to lose his status as a partner with respect to those units for federal income tax purposes. Please read “—Tax Consequences of Unit Ownership—Treatment of Short Sales.”

Income, gain, deductions or losses would not appear to be reportable by a unitholder who is not a partner for federal income tax purposes, and any cash distributions received by a unitholder who is not a partner for federal income tax purposes would therefore appear to be fully taxable as ordinary income. These holders are urged to consult their own tax advisors with respect to their tax consequences of holding common units in Sunoco Logistics Partners L.P.

Tax Consequences of Unit Ownership

Flow-Through of Taxable Income. We will not pay any federal income tax. Instead, each unitholder will be required to report on his income tax return his share of our income, gains, losses and deductions without regard to whether we make cash distributions to him. Consequently, we may allocate income to a unitholder even if he has not received a cash distribution. Each unitholder will be required to include in income his allocable share of our income, gains, losses and deductions for our taxable year ending with or within his taxable year. Our taxable year ends on December 31.

Treatment of Distributions. Distributions by us to a unitholder generally will not be taxable to the unitholder for federal income tax purposes, except to the extent the amount of any such cash distribution exceeds his tax basis in his common units immediately before the distribution. Our cash distributions in excess of a unitholder’s tax basis generally will be considered to be gain from the sale or exchange of the common units, taxable in accordance with the rules described under “—Disposition of Common Units” below. Any reduction in a unitholder’s share of our liabilities for which no partner, including the general partner, bears the economic risk of loss, known as “nonrecourse liabilities,” will be treated as a distribution by us of cash to that unitholder. To the extent our distributions cause a unitholder’s “at-risk” amount to be less than zero at the end of any taxable year, he must recapture any losses deducted in previous years. Please read “—Limitations on Deductibility of Losses.”

A decrease in a unitholder’s percentage interest in us because of our issuance of additional common units will decrease his share of our nonrecourse liabilities, and thus will result in a corresponding deemed distribution of cash. This deemed distribution may constitute a non-pro rata distribution. A non-pro rata distribution of money or property may result in ordinary income to a unitholder, regardless of his tax basis in his common units, if the distribution reduces the unitholder’s share of our “unrealized receivables,” including depreciation recapture, and/or substantially appreciated “inventory items,” both as defined in the Internal Revenue Code, and collectively, “Section 751 Assets.” To that extent, he will be treated as having been distributed his proportionate share of the Section 751 Assets and then having exchanged those assets with us in return for the non-pro rata portion of the actual distribution made to him. This latter deemed exchange will generally result in the unitholder’s realization of ordinary income, which will equal the excess of (1) the non-pro rata portion of that distribution over (2) the unitholder’s tax basis (generally zero) for the share of Section 751 Assets deemed relinquished in the exchange.

Basis of Common Units. A unitholder’s initial tax basis for his common units will be the amount he paid for the common units plus his share of our nonrecourse liabilities. That basis will be increased by his share of our income and by any increases in his share of our nonrecourse liabilities. That basis will be decreased, but not below zero, by distributions from us, by the unitholder’s share of our losses, by any decreases in his share of our nonrecourse liabilities and by his share of our expenditures that are not deductible in computing taxable income and are not required to be capitalized. A unitholder will have no share of our debt that is recourse to our general partner, but will have a share, generally based on his share of profits, of our nonrecourse liabilities. Please read “—Disposition of Common Units—Recognition of Gain or Loss.”

Limitations on Deductibility of Losses. The deduction by a unitholder of his share of our losses will be limited to the tax basis in his units and, in the case of an individual unitholder, estate, trust, or corporate unitholder (if more than 50% of the value of the corporate unitholder’s stock is owned directly or indirectly by or for five or fewer individuals or some tax-exempt organizations) to the amount for which the unitholder is considered to be “at risk” with respect to our activities, if that is less than his tax basis. A common unitholder subject to these limitations must recapture losses deducted in previous years to the extent that distributions cause his at-risk amount to be less than zero at the end of any taxable year. Losses disallowed to a unitholder or recaptured as a result of these limitations will carry forward and will be allowable as a deduction to the extent that his at-risk amount is subsequently increased, provided such losses do not exceed such common unitholders’ tax basis in his common units. Upon the taxable disposition of a unit, any gain recognized by a unitholder can be offset by losses that were previously suspended by the at-risk limitation but may not be offset by losses suspended by the basis limitation. Any loss previously suspended by the at-risk limitation in excess of that gain would no longer be utilizable.

In general, a unitholder will be at risk to the extent of the tax basis of his units, excluding any portion of that basis attributable to his share of our nonrecourse liabilities, reduced by (i) any portion of that basis representing amounts otherwise protected against loss because of a guarantee, stop loss agreement or other similar arrangement and (ii) any amount of money he borrows to acquire or hold his units, if the lender of those borrowed funds owns an interest in us, is related to another unitholder who has an interest in us or can look only to the units for repayment. A unitholder’s at-risk amount will increase or decrease as the tax basis of the unitholder’s units increases or decreases, other than tax basis increases or decreases attributable to increases or decreases in his share of our nonrecourse liabilities.

In addition to the basis and at-risk limitations on the deductibility of losses, the passive loss limitations generally provide that individuals, estates, trusts and some closely-held corporations and personal service corporations can deduct losses from passive activities, which are generally trade or business activities in which the taxpayer does not materially participate, only to the extent of the taxpayer’s income from those passive activities. The passive loss limitations are applied separately with respect to each publicly traded partnership. Consequently, any passive losses we generate will only be available to offset our passive income generated in the future and will not be available to offset income from other passive activities or investments, including our investments or investments in other publicly traded partnerships, or salary or active business income. Passive losses that are not deductible because they exceed a unitholder’s share of income we generate may be deducted in full when he disposes of his entire investment in us in a fully taxable transaction with an unrelated party. The passive loss limitations are applied after other applicable limitations on deductions, including the at-risk rules and the basis limitation.

A unitholder’s share of our net passive income may be offset by any of our prior year suspended passive losses, but it may not be offset by any other current or carryover losses from other passive activities, including those attributable to other publicly traded partnerships.

Limitations on Interest Deductions. The deductibility of a non-corporate taxpayer’s “investment interest expense” is generally limited to the amount of that taxpayer’s “net investment income.” Investment interest expense includes:

(a) interest on indebtedness properly allocable to property held for investment;

(b) our interest expense attributed to portfolio income; and

(c) the portion of interest expense incurred to purchase or carry an interest in a passive activity to the extent attributable to portfolio income.

The computation of a unitholder’s investment interest expense will take into account interest on any margin account borrowing or other loan incurred to purchase or carry a unit. Net investment income includes gross income from property held for investment and amounts treated as portfolio income under the passive loss rules, less deductible expenses, other than interest, directly connected with the production of investment income, but generally does not include gains attributable to the disposition of property held for investment or qualified dividend income. The IRS has indicated that the net passive income earned by a publicly traded partnership will be treated as investment income to its unitholders for purposes of the limitations on the deductibility of investment interest. In addition, the unitholder’s share of our portfolio income will be treated as investment income. However, to the extent our portfolio income consist of qualified dividends, for the years 2003 through 2010, a unitholder must specifically elect to include qualified dividends in investment income for purposes of calculating the limit on the investment interest deduction. If this election is made, the reduced dividend tax rate of 15% for tax years 2003-2010 is not applicable to any qualified dividends included in investment income.

Entity-Level Collections. If we are required or elect under applicable law to pay any federal, state, local or foreign income tax on behalf of any unitholder or our general partner or any former unitholder, we are authorized to pay those taxes from our funds. That payment, if made, will be treated as a distribution of cash to the unitholder, general partner or former unitholder on whose behalf the payment was made. If the payment is made on behalf of a person whose identity cannot be determined, we are authorized to treat the payment as a distribution to all current unitholders. We are authorized to amend our partnership agreement in the manner necessary to maintain uniformity of intrinsic tax characteristics of units and to adjust later distributions, so that after giving effect to these distributions, the priority and characterization of distributions otherwise applicable under our partnership agreement is maintained as nearly as is practicable. Payments by us as described above could give rise to an overpayment of tax on behalf of an individual unitholder in which event the unitholder would be required to file a claim in order to obtain a credit or refund.

Allocation of Income, Gain, Loss and Deduction. In general, if we have a net profit, our items of income, gain, loss and deduction will be allocated among our general partner and the unitholders in accordance with their percentage interests in us. At any time that distributions are made to the common units in excess of distributions to the subordinated units, or incentive distributions are made to our general partner, gross income will be allocated to the recipients to the extent of these distributions. If we have a net loss, that loss will be allocated first to our general partner and the unitholders in accordance with their percentage interests in us to the extent of their positive capital accounts and, second, to our general partner.

Specified items of our income, gain, loss and deduction will be allocated to account for (i) any difference between the tax basis and fair market value of our assets at the time of an offering and (ii) any difference between the tax basis and fair market value of any property contributed to us by the general partner and its affiliates that exists at the time of such contribution, together, referred to in this discussion as the “Contributed Property.” The effect of these allocations, referred to as Section 704(c) Allocations, to a unitholder purchasing common units from us in an offering will be essentially the same as if the tax bases of our assets were equal to their fair market value at the time of such offering. In the event we issue additional common units or engage in certain other transactions in the future “Reverse Section 704(c) Allocations,” similar to the Section 704(c) Allocations described above, will be made to the general partner and our other unitholders immediately prior to such issuance or other transactions to account for the difference between the “book” basis for purposes of maintaining capital accounts and the fair market value of all property held by us at the time of such issuance or other transaction. In addition, items of recapture income will be allocated to the extent possible to the unitholder who was allocated the deduction giving rise to the treatment of that gain as recapture income in order to minimize the recognition of ordinary income by some unitholders. Finally, although we do not expect that our operations will result in the creation of negative capital accounts, if negative capital accounts nevertheless result, items of our income and gain will be allocated in an amount and manner sufficient to eliminate the negative balance as quickly as possible.

An allocation of items of our income, gain, loss or deduction, other than an allocation required by the Internal Revenue Code to eliminate the difference between a partner’s “book” capital account, credited with the fair market value of Contributed Property, and “tax” capital account, credited with the tax basis of Contributed Property, referred to in this discussion as the “Book-Tax Disparity,” will generally be given effect for federal income tax purposes in determining a partner’s share of an item of income, gain, loss or deduction only if the allocation has substantial economic effect. In any other case, a partner’s share of an item will be determined on the basis of his interest in us, which will be determined by taking into account all the facts and circumstances, including:

(a) his relative contributions to us;

(b) the interests of all the partners in profits and losses;

(c) the interest of all the partners in cash flow and other nonliquidating distributions; and

(d) the rights of all the partners to distributions of capital upon liquidation.

Vinson & Elkins L.L.P. is of the opinion that, with the exception of the issues described in “—Section 754 Election” and “—Disposition of Common Units—Allocations Between Transferors and Transferees,” allocations under our partnership agreement will be given effect for federal income tax purposes in determining a partner’s share of an item of income, gain, loss or deduction.

Treatment of Short Sales. A unitholder whose units are loaned to a “short seller” to cover a short sale of units may be considered as having disposed of those units. If so, he would no longer be treated for tax purposes as a partner with respect to those units during the period of the loan and may recognize gain or loss from the disposition. As a result, during this period:

1. any of our income, gain, loss or deduction with respect to those units would not be reportable by the unitholder;

2. any cash distributions received by the unitholder as to those units would be fully taxable; and

3. all of these distributions would appear to be ordinary income.

Vinson & Elkins L.L.P. has not rendered an opinion regarding the tax treatment of a unitholder whose common units are loaned to a short seller to cover a short sale of common units; therefore, unitholders desiring to assure their status as partners and avoid the risk of gain recognition from a loan to a short seller are urged to modify any applicable brokerage account agreements to prohibit their brokers from borrowing and loaning their units. The IRS has announced that it is actively studying issues relating to the tax treatment of short sales of partnership interests. Please also read “—Disposition of Common Units—Recognition of Gain or Loss.”

Alternative Minimum Tax. Each unitholder will be required to take into account his distributive share of any items of our income, gain, loss or deduction for purposes of the alternative minimum tax. The current minimum tax rate for noncorporate taxpayers is 26% on the first $175,000 of alternative minimum taxable income in excess of the exemption amount and 28% on any additional alternative minimum taxable income. Prospective unitholders are urged to consult with their tax advisors as to the impact of an investment in units on their liability for the alternative minimum tax.

Tax Rates. Under current law, the highest marginal U.S. federal income tax rate applicable to ordinary income of individuals is 35% and the highest marginal U.S. federal income tax rate applicable to long-term capital gains (generally, capital gains on certain assets held for more than 12 months) of individuals is 15%. However, absent new legislation extending the current rates, beginning January 1, 2011, the highest marginal U.S. federal income tax rate applicable to ordinary income and long-term capital gains of individuals will increase to 39.6% and 20%, respectively.

Section 754 Election. We have made the election permitted by Section 754 of the Internal Revenue Code. That election is irrevocable without the consent of the IRS. The election will generally permit us to adjust a common unit purchaser’s tax basis in our assets (“inside basis”) under Section 743(b) of the Internal Revenue Code to reflect his purchase price. This election does not apply to a person who purchases common units directly from us. The Section 743(b) adjustment belongs to the purchaser and not to other unitholders. For purposes of this discussion, a unitholder’s inside basis in our assets will be considered to have two components: (1) his share of our tax basis in our assets (“common basis”) and (2) his Section 743(b) adjustment to that basis.

Where the remedial allocation method is adopted (which we have adopted), the Treasury Regulations under Section 743 of the Internal Revenue Code require a portion of the Section 743(b) adjustment that is attributable to recovery property subject to depreciation under Section 168 of the Internal Revenue Code whose book basis is in excess of its tax basis to be depreciated over the remaining cost recovery period for the property’s unamortized Book-Tax Disparity. Under Treasury Regulation Section 1.167(c)-1(a)(6), a Section 743(b) adjustment attributable to property subject to depreciation under Section 167 of the Internal Revenue Code, rather than cost recovery deductions under Section 168, is generally required to be depreciated using either the straight-line method or the 150% declining balance method. Under our partnership agreement, our general partner is authorized to take a position to preserve the uniformity of units even if that position is not consistent with these and any other Treasury Regulations. Please read “—Uniformity of Units.”

Although Vinson & Elkins L.L.P. is unable to opine as to the validity of this approach because there is no direct or indirect controlling authority on this issue, we intend to depreciate the portion of a Section 743(b) adjustment attributable to unrealized appreciation in the value of Contributed Property, to the extent of any unamortized Book-Tax Disparity, using a rate of depreciation or amortization derived from the depreciation or amortization method and useful life applied to the property’s unamortized Book-Tax Disparity, or treat that portion as non-amortizable to the extent attributable to property which is not amortizable. This method is consistent with the methods employed by other publicly traded partnerships but is arguably inconsistent with Treasury Regulation Section 1.167(c)-1(a)(6), which is not expected to directly apply to a material portion of our assets. To the extent this Section 743(b) adjustment is attributable to appreciation in value in excess of the unamortized Book-Tax Disparity, we will apply the rules described in the Treasury Regulations and legislative history. If we determine that this position cannot reasonably be taken, we may take a depreciation or amortization position under which all purchasers acquiring units in the same month would receive depreciation or amortization, whether attributable to common basis or a Section 743(b) adjustment, based upon the same applicable rate as if they had purchased a direct interest in our assets. This kind of aggregate approach may result in lower annual depreciation or amortization deductions than would otherwise be allowable to some unitholders. Please read “—Uniformity of Units.” A unitholder’s tax basis for his common units is reduced by his share of our deductions (whether or not such deductions were claimed on an individual’s income tax return) so that any position we take that understates deductions will overstate the common unitholder’s basis in his common units, which may cause the unitholder to understate gain or overstate loss on any sale of such units. Please read “—Disposition of Common Units—Recognition of Gain or Loss.” The IRS may challenge our position with respect to depreciating or amortizing the Section 743(b) adjustment we take to preserve the uniformity of the units. If such a challenge were sustained, the gain from the sale of units might be increased without the benefit of additional deductions.

A Section 754 election is advantageous if the transferee’s tax basis in his units is higher than the units’ share of the aggregate tax basis of our assets immediately prior to the transfer. In that case, as a result of the election, the transferee would have, among other items, a greater amount of depreciation deductions and his share of any gain or loss on a sale of our assets would be less. Conversely, a Section 754 election is disadvantageous if the transferee’s tax basis in his units is lower than those units’ share of the aggregate tax basis of our assets immediately prior to the transfer. Thus, the fair market value of the units may be affected either favorably or unfavorably by the election. A basis adjustment is required regardless of whether a Section 754 election is made in the case of a transfer of an interest in us if we have a substantial built–in loss immediately after the transfer, or if we distribute property and have a substantial basis reduction. Generally a built–in loss or a basis reduction is substantial if it exceeds $250,000.

The calculations involved in the Section 754 election are complex and will be made on the basis of assumptions as to the value of our assets and other matters. For example, the allocation of the Section 743(b) adjustment among our assets must be made in accordance with the Internal Revenue Code. The IRS could seek to reallocate some or all of any Section 743(b) adjustment allocated by us to our tangible assets to goodwill instead. Goodwill, as an intangible asset, is generally nonamortizable or amortizable over a longer period of time or under a less accelerated method than our tangible assets. We cannot assure you that the determinations we make will not be successfully challenged by the IRS and that the deductions resulting from them will not be reduced or disallowed altogether. Should the IRS require a different basis adjustment to be made, and should, in our opinion, the expense of compliance exceed the benefit of the election, we may seek permission from the IRS to revoke our Section 754 election. If permission is granted, a subsequent purchaser of units may be allocated more income than he would have been allocated had the election not been revoked.

Tax Treatment of Operations

Accounting Method and Taxable Year. We use the year ending December 31 as our taxable year and the accrual method of accounting for federal income tax purposes. Each unitholder will be required to include in income his share of our income, gain, loss and deduction for our taxable year ending within or with his taxable year. In addition, a unitholder who has a taxable year ending on a date other than December 31 and who disposes of all of his units following the close of our taxable year but before the close of his taxable year must include his share of our income, gain, loss and deduction in income for his taxable year, with the result that he will be required to include in income for his taxable year his share of more than twelve months of our income, gain, loss and deduction. Please read “—Disposition of Common Units—Allocations Between Transferors and Transferees.”

Tax Basis, Depreciation and Amortization. The tax basis of our assets will be used for purposes of computing depreciation and cost recovery deductions and, ultimately, gain or loss on the disposition of these assets. The federal income tax burden associated with the difference between the fair market value of our assets and their tax basis immediately prior to any offering will be borne by our general partner and other unitholders immediately prior to such offering. Please read “—Tax Consequences of Unit Ownership—Allocation of Income, Gain, Loss and Deduction.”

To the extent allowable, we may elect to use the depreciation and cost recovery methods that will result in the largest deductions being taken in the early years after assets subject to these allowances are placed in service. Because our general partner may determine not to adopt the remedial method of allocation with respect to any difference between the tax basis and the fair market value of goodwill immediately prior to this or any future offering, we may not be entitled to any amortization deductions with respect to any goodwill properties conveyed to us on formation or held by us at the time of any future offering. Please read “—Uniformity of Units.” Property we subsequently acquire or construct may be depreciated using accelerated methods permitted by the Internal Revenue Code.

If we dispose of depreciable property by sale, foreclosure or otherwise, all or a portion of any gain, determined by reference to the amount of depreciation previously deducted and the nature of the property, may be subject to the recapture rules and taxed as ordinary income rather than capital gain. Similarly, a unitholder who has taken cost recovery or depreciation deductions with respect to property we own will likely be required to recapture some or all of those deductions as ordinary income upon a sale of his interest in us. Please read “—Tax Consequences of Unit Ownership—Allocation of Income, Gain, Loss and Deduction” and “—Disposition of Common Units—Recognition of Gain or Loss.”

The costs incurred in selling our units (called “syndication expenses”) must be capitalized and cannot be deducted currently, ratably or upon our termination. There are uncertainties regarding the classification of costs as organization expenses, which may be amortized by us, and as syndication expenses, which may not be amortized by us. The underwriting discounts and commissions we incur will be treated as syndication expenses.

Valuation and Tax Basis of Our Properties. The federal income tax consequences of the ownership and disposition of units will depend in part on our estimates of the relative fair market values, and the initial tax bases, of our assets. Although we may from time to time consult with professional appraisers regarding valuation matters, we will make many of the relative fair market value estimates ourselves. These estimates and determinations of basis are subject to challenge and will not be binding on the IRS or the courts. If the estimates of fair market value or basis are later found to be incorrect, the character and amount of items of income, gain, loss or deductions previously reported by unitholders might change, and unitholders might be required to adjust their tax liability for prior years and incur interest and penalties with respect to those adjustments.

Disposition of Common Units

Recognition of Gain or Loss. Gain or loss will be recognized on a sale of units equal to the difference between the amount realized and the unitholder’s tax basis for the units sold. A unitholder’s amount realized will be measured by the sum of the cash or the fair market value of other property received by him plus his share of our nonrecourse liabilities. Because the amount realized includes a unitholder’s share of our nonrecourse liabilities, the gain recognized on the sale of units could result in a tax liability in excess of any cash received from the sale.

Prior distributions from us in excess of cumulative net taxable income for a common unit that decreased a unitholder’s tax basis in that common unit will, in effect, become taxable income if the common unit is sold at a price greater than the unitholder’s tax basis in that common unit, even if the price received is less than his original cost.

Except as noted below, gain or loss recognized by a unitholder, other than a “dealer” in units, on the sale or exchange of a unit will generally be taxable as capital gain or loss. Capital gain recognized by an individual on the sale of units held for more than twelve months will generally be taxed at a maximum U.S. federal income tax rate of 15% through December 31, 2010 and 20% thereafter (absent new legislation extending the current rate). However, a portion of this gain or loss, which will likely be substantial, will be separately computed and taxed as ordinary income or loss under Section 751 of the Internal Revenue Code to the extent attributable to assets giving rise to depreciation recapture or other “unrealized receivables” or to “inventory items” we own. The term “unrealized receivables” includes potential recapture items, including depreciation recapture. Ordinary income attributable to unrealized receivables, inventory items and depreciation recapture may exceed net taxable gain realized upon the sale of a unit and may be recognized even if there is a net taxable loss realized on the sale of a unit. Thus, a unitholder may recognize both ordinary income and a capital loss upon a sale of units. Net capital losses may offset capital gains and no more than $3,000 of ordinary income each year, in the case of individuals, and may only be used to offset capital gains in the case of corporations.

The IRS has ruled that a partner who acquires interests in a partnership in separate transactions must combine those interests and maintain a single adjusted tax basis for all those interests. Upon a sale or other disposition of less than all of those interests, a portion of that tax basis must be allocated to the interests sold using an “equitable apportionment” method, which generally means that the tax basis allocated to the interest sold equals an amount that bears the same relation to the partner’s tax basis in his entire interest in the partnership as the value of the interest sold bears to the value of the partner’s entire interest in the partnership. Treasury Regulations under Section 1223 of the Internal Revenue Code allow a selling unitholder who can identify common units transferred with an ascertainable holding period to elect to use the actual holding period of the common units transferred. Thus, according to the ruling discussed above, a common unitholder will be unable to select high or low basis common units to sell as would be the case with corporate stock, but, according to the Treasury Regulations, he may designate specific common units sold for purposes of determining the holding period of units transferred. A unitholder electing to use the actual holding period of common units transferred must consistently use that identification method for all subsequent sales or exchanges of common units. A unitholder considering the purchase of additional units or a sale of common units purchased in separate transactions is urged to consult his tax advisor as to the possible consequences of this ruling and application of the Treasury Regulations.

Specific provisions of the Internal Revenue Code affect the taxation of some financial products and securities, including partnership interests, by treating a taxpayer as having sold an “appreciated” partnership interest, one in which gain would be recognized if it were sold, assigned or terminated at its fair market value, if the taxpayer or related persons enter(s) into:

(a) a short sale;

(b) an offsetting notional principal contract; or

(c) a futures or forward contract with respect to the partnership interest or substantially identical property.

Moreover, if a taxpayer has previously entered into a short sale, an offsetting notional principal contract or a futures or forward contract with respect to the partnership interest, the taxpayer will be treated as having sold that position if the taxpayer or a related person then acquires the partnership interest or substantially identical property. The Secretary of the Treasury is also authorized to issue regulations that treat a taxpayer that enters into transactions or positions that have substantially the same effect as the preceding transactions as having constructively sold the financial position.

Allocations Between Transferors and Transferees. In general, our taxable income and losses will be determined annually, will be prorated on a monthly basis and will be subsequently apportioned among the unitholders in proportion to the number of units owned by each of them as of the opening of the applicable exchange on the first business day of the month, which we refer to in this prospectus as the “Allocation Date.” However, gain or loss realized on a sale or other disposition of our assets other than in the ordinary course of business will be allocated among the unitholders on the Allocation Date in the month in which that gain or loss is recognized. As a result, a unitholder transferring units may be allocated income, gain, loss and deduction realized after the date of transfer.

Although simplifying conventions are contemplated by the Internal Revenue Code and most publicly traded partnerships use similar simplifying conventions, the use of this method may not be permitted under existing Treasury Regulations. Accordingly, Vinson & Elkins L.L.P. is unable to opine on the validity of this method of allocating income and deductions between transferor and transferee unitholders. If this method is not allowed under the Treasury Regulations, or only applies to transfers of less than all of the unitholder’s interest, our taxable income or losses might be reallocated among the unitholders. We are authorized to revise our method of allocation between transferor and transferee unitholders, as well as unitholders whose interests vary during a taxable year, to conform to a method permitted under future Treasury Regulations.

A unitholder who owns units at any time during a quarter and who disposes of them prior to the record date set for a cash distribution for that quarter will be allocated items of our income, gain, loss and deductions attributable to that quarter but will not be entitled to receive that cash distribution.

Notification Requirements. A unitholder who sells any of his units is generally required to notify us in writing of that sale within 30 days after the sale (or, if earlier, January 15 of the year following the sale). A purchaser of units who purchases units from another unitholder is also generally required to notify us in writing of that purchase within 30 days after the purchase. Upon receiving such notifications, we are required to notify the IRS of that transaction and to furnish specified information to the transferor and transferee. Failure to notify us of a purchase may, in some cases, lead to the imposition of penalties. However, these reporting requirements do not apply to a sale by an individual who is a citizen of the United States and who effects the sale or exchange through a broker who will satisfy such requirements.

Constructive Termination. We will be considered to have been terminated for tax purposes if there are sales or exchanges which, in the aggregate, constitute 50% or more of the total interests in our capital and profits within a twelve-month period. For purposes of measuring whether the 50% threshold is reached, multiple sales of the same interest are counted only once. A constructive termination results in the closing of our taxable year for all unitholders. In the case of a unitholder reporting on a taxable year other than a fiscal year ending December 31, the closing of our taxable year may result in more than twelve months of our taxable income or loss being includable in his taxable income for the year of termination. A constructive termination occurring on a date other than December 31 will result in us filing two tax returns (and unitholders receiving two Schedules K-1) for one fiscal year and the cost of the preparation of these returns will be borne by all common unitholders. We would be required to make new tax elections after a termination, including a new election under Section 754 of the Internal Revenue Code, and a termination would result in a deferral of our deductions for depreciation. A termination could also result in penalties if we were unable to determine that the termination had occurred. Moreover, a termination might either accelerate the application of, or subject us to, any tax legislation enacted before the termination.

Uniformity of Units

Because we cannot match transferors and transferees of units, we must maintain uniformity of the economic and tax characteristics of the units to a purchaser of these units. In the absence of uniformity, we may be unable to completely comply with a number of federal income tax requirements, both statutory and regulatory. A lack of uniformity can result from a literal application of Treasury Regulation Section 1.167(c)-1(a)(6). Any non-uniformity could have a negative impact on the value of the units. Please read “—Tax Consequences of Unit Ownership—Section 754 Election.”

We intend to depreciate the portion of a Section 743(b) adjustment attributable to unrealized appreciation in the value of Contributed Property, to the extent of any unamortized Book-Tax Disparity, using a rate of depreciation or amortization derived from the depreciation or amortization method and useful life applied to the property’s unamortized Book-Tax Disparity, or treat that portion as nonamortizable, to the extent attributable to property the common basis of which is not amortizable, consistent with the regulations under Section 743 of the Internal Revenue Code, even though that position may be inconsistent with Treasury Regulation Section 1.167(c)-1(a)(6), which is not expected to directly apply to a material portion of our assets, and Treasury Regulation Section 1.197-2(g)(3). Please read “—Tax Consequences of Unit Ownership—Section 754 Election.” To the extent that the Section 743(b) adjustment is attributable to appreciation in value in excess of the unamortized Book-Tax Disparity, we will apply the rules described in the Treasury Regulations and legislative history. If we determine that this position cannot reasonably be taken, we may adopt a depreciation and amortization position under which all purchasers acquiring units in the same month would receive depreciation and amortization deductions, whether attributable to a common basis or Section 743(b) adjustment, based upon the same applicable methods and lives as if they had purchased a direct interest in our property. If this position is adopted, it may result in lower annual depreciation and amortization deductions than would otherwise be allowable to some unitholders and risk the loss of depreciation and amortization deductions not taken in the year that these deductions are otherwise allowable. This position will not be adopted if we determine that the loss of depreciation and amortization deductions will have a material adverse effect on the unitholders. If we choose not to utilize this aggregate method, we may use any other reasonable depreciation and amortization method to preserve the uniformity of the intrinsic tax characteristics of any units that would not have a material adverse effect on the unitholders. The IRS may challenge any method of depreciating the Section 743(b) adjustment described in this paragraph. If this challenge were sustained, the uniformity of units might be affected, and the gain from the sale of units might be increased without the benefit of additional deductions. Please read “—Disposition of Common Units—Recognition of Gain or Loss.”

Tax-Exempt Organizations and Other Investors

Ownership of units by employee benefit plans, other tax-exempt organizations, non-resident aliens, foreign corporations and other foreign persons raises issues unique to those investors and, as described below, may have substantially adverse tax consequences to them. If you are a tax-exempt entity or a non-U.S. person, you should consult you tax advisor before investing in our common units.

Employee benefit plans and most other organizations exempt from federal income tax, including individual retirement accounts and other retirement plans, are subject to federal income tax on unrelated business taxable income. Virtually all of our income allocated to a unitholder that is a tax-exempt organization will be unrelated business taxable income and will be taxable to them.

Non-resident aliens and foreign corporations, trusts or estates that own units will be considered to be engaged in business in the United States because of the ownership of units. As a consequence, they will be required to file federal tax returns to report their share of our income, gain, loss or deduction and pay federal income tax at regular rates on their share of our net income or gain. Moreover, under rules applicable to publicly traded partnerships, we will withhold at the highest applicable effective tax rate from cash distributions made quarterly to foreign unitholders. Each foreign unitholder must obtain a taxpayer identification number from the IRS and submit that number to our transfer agent on a Form W-8BEN or applicable substitute form in order to obtain credit for these withholding taxes. A change in applicable law may require us to change these procedures.

In addition, because a foreign corporation that owns units will be treated as engaged in a United States trade or business, that corporation may be subject to the United States branch profits tax at a rate of 30%, in addition to regular federal income tax, on its share of our income and gain, as adjusted for changes in the foreign corporation’s “U.S. net equity,” which is effectively connected with the conduct of a United States trade or business. That tax may be reduced or eliminated by an income tax treaty between the United States and the country in which the foreign corporate unitholder is a “qualified resident.” In addition, this type of unitholder is subject to special information reporting requirements under Section 6038C of the Internal Revenue Code.

A foreign unitholder who sells or otherwise disposes of a common unit will be subject to U.S. federal income tax on gain realized from the sale or disposition of that unit to the extent the gain is effectively connected with a U.S. trade or business of the foreign unitholder. Under a ruling published by the IRS, interpreting the scope of “effectively connected income,” a foreign unitholder would be considered to be engaged in a trade or business in the U.S. by virtue of the U.S. activities of the partnership, and part or all of that unitholder’s gain would be effectively connected with that unitholder’s indirect U.S. trade or business. Moreover, under the Foreign Investment in Real Property Tax Act, a foreign common unitholder generally will be subject to U.S. federal income tax upon the sale or disposition of a common unit if (i) he owned (directly or constructively applying certain attribution rules) more than 5% of our common units at any time during the five-year period ending on the date of such disposition and (ii) 50% or more of the fair market value of all of our assets consisted of U.S. real property interests at any time during the shorter of the period during which such unitholder held the common units or the 5-year period ending on the date of disposition. Currently, more than 50% of our assets consist of U.S. real property interests and we do not expect that to change in the foreseeable future. Therefore, foreign unitholders may be subject to federal income tax on gain from the sale or disposition of their units.

Administrative Matters

Information Returns and Audit Procedures. We intend to furnish to each unitholder, within 90 days after the close of each calendar year, specific tax information, including a Schedule K-1, which describes his share of our income, gain, loss and deduction for our preceding taxable year. In preparing this information, which will not be reviewed by counsel, we will take various accounting and reporting positions, some of which have been mentioned earlier, to determine each unitholder’s share of income, gain, loss and deduction. We cannot assure you that those positions will yield a result that conforms to the requirements of the Internal Revenue Code, Treasury Regulations or administrative interpretations of the IRS. Neither we nor Vinson & Elkins L.L.P. can assure prospective unitholders that the IRS will not successfully contend in court that those positions are impermissible. Any challenge by the IRS could negatively affect the value of the units.

The IRS may audit our federal income tax information returns. Adjustments resulting from an IRS audit may require each unitholder to adjust a prior year’s tax liability, and possibly may result in an audit of his return. Any audit of a unitholder’s return could result in adjustments not related to our returns as well as those related to our returns.

Partnerships generally are treated as separate entities for purposes of federal tax audits, judicial review of administrative adjustments by the IRS and tax settlement proceedings. The tax treatment of partnership items of income, gain, loss and deduction are determined in a partnership proceeding rather than in separate proceedings with the partners. The Internal Revenue Code requires that one partner be designated as the “Tax Matters Partner” for these purposes. Our partnership agreement names Sunoco Partners LLC as our Tax Matters Partner.

The Tax Matters Partner has made and will make some elections on our behalf and on behalf of unitholders. In addition, the Tax Matters Partner can extend the statute of limitations for assessment of tax deficiencies against unitholders for items in our returns. The Tax Matters Partner may bind a unitholder with less than a 1% profits interest in us to a settlement with the IRS unless that unitholder elects, by filing a statement with the IRS, not to give that authority to the Tax Matters Partner. The Tax Matters Partner may seek judicial review, by which all the unitholders are bound, of a final partnership administrative adjustment and, if the Tax Matters Partner fails to seek judicial review, judicial review may be sought by any unitholder having at least a 1% interest in profits or by any group of unitholders having in the aggregate at least a 5% interest in profits. However, only one action for judicial review will go forward, and each unitholder with an interest in the outcome may participate.

A unitholder must file a statement with the IRS identifying the treatment of any item on his federal income tax return that is not consistent with the treatment of the item on our return. Intentional or negligent disregard of this consistency requirement may subject a unitholder to substantial penalties.

Nominee Reporting. Persons who hold an interest in us as a nominee for another person are required to furnish to us:

(a) the name, address and taxpayer identification number of the beneficial owner and the nominee;

(b) whether the beneficial owner is:

1. a person that is not a United States person;

2. a foreign government, an international organization or any wholly owned agency or instrumentality of either of the foregoing; or

3. a tax-exempt entity;

(c) the amount and description of units held, acquired or transferred for the beneficial owner; and

(d) specific information including the dates of acquisitions and transfers, means of acquisitions and transfers, and acquisition cost for purchases, as well as the amount of net proceeds from sales.

Brokers and financial institutions are required to furnish additional information, including whether they are United States persons and specific information on units they acquire, hold or transfer for their own account. A penalty of $50 per failure, up to a maximum of $100,000 per calendar year, is imposed by the Internal Revenue Code for failure to report that information to us. The nominee is required to supply the beneficial owner of the units with the information furnished to us.

Accuracy-Related Penalties. An additional tax equal to 20% of the amount of any portion of an underpayment of tax that is attributable to one or more specified causes, including negligence or disregard of rules or regulations, substantial understatements of income tax and substantial valuation misstatements, is imposed by the Internal Revenue Code. No penalty will be imposed, however, for any portion of an underpayment if it is shown that there was a reasonable cause for that portion and that the taxpayer acted in good faith regarding that portion.

For individuals, a substantial understatement of income tax in any taxable year exists if the amount of the understatement exceeds the greater of 10% of the tax required to be shown on the return for the taxable year or $5,000. The amount of any understatement subject to penalty generally is reduced if any portion is attributable to a position adopted on the return:

(1) for which there is, or was, “substantial authority”; or

(2) as to which there is a reasonable basis and the pertinent facts of that position are disclosed on the return.

If any item of income, gain, loss or deduction included in the distributive shares of unitholders might result in that kind of an “understatement” of income for which no “substantial authority” exists, we must disclose the pertinent facts on our return. In addition, we will make a reasonable effort to furnish sufficient information for unitholders to make adequate disclosure on their returns and to take other actions as may be appropriate to permit unitholders to avoid liability for this penalty. More stringent rules apply to “tax shelters,” which we do not believe includes us, or any of our investments, plans or arrangements.

A substantial valuation misstatement exists if the value of any property, or the adjusted basis of any property, claimed on a tax return is 150% or more of the amount determined to be the correct amount of the valuation or adjusted basis. No penalty is imposed unless the portion of the underpayment attributable to a substantial valuation misstatement exceeds $5,000 ($10,000 for most corporations). If the valuation claimed on a return is 200% or more than the correct valuation, the penalty imposed increases to 40%. We do not anticipate making any valuation misstatements.

Reportable Transactions. If we were to engage in a “reportable transaction,” we (and possibly you and others) would be required to make a detailed disclosure of the transaction to the IRS. A transaction may be a reportable transaction based upon any of several factors, including the fact that it is a type of tax avoidance transaction publicly identified by the IRS as a “listed transaction” or that it produces certain kinds of losses for partnerships, individuals, S corporations, and trusts in excess of $2 million in any single year, or $4 million in any combination of 6 successive tax years. Our participation in a reportable transaction could increase the likelihood that our federal income tax information return (and possibly your tax return) would be audited by the IRS. Please read “—Information Returns and Audit Procedures.”

Moreover, if we were to participate in a reportable transaction with a significant purpose to avoid or evade tax, or in any listed transaction, you may be subject to the following provisions of the American Jobs Creation Act of 2004:

•	accuracy-related penalties with a broader scope, significantly narrower exceptions, and potentially greater amounts than described above at “—Accuracy-Related Penalties,”

•	for those persons otherwise entitled to deduct interest on federal tax deficiencies, nondeductibility of interest on any resulting tax liability and

•	in the case of a listed transaction, an extended statute of limitations.

We do not expect to engage in any “reportable transactions.”

State, Local and Other Tax Considerations

In addition to federal income taxes, you likely will be subject to other taxes, such as state and local income taxes, unincorporated business taxes, and estate, inheritance or intangible taxes that may be imposed by the various jurisdictions in which we do business or own property or in which you are a resident. Although an analysis of those various taxes is not presented here, each prospective unitholder should consider their potential impact on his investment in us. We currently own property or conduct business in the following 13 states: Indiana, Louisiana, Maryland, Michigan, New Jersey, New Mexico, New York, North Dakota, Ohio, Oklahoma, Pennsylvania, Texas, and Virginia. Most of these states currently impose a personal income tax on individuals and also impose an income tax on corporations and other entities. We may also own property or do business in other jurisdictions in the future. Although you may not be required to file a return and pay taxes in some jurisdictions because your income from that jurisdiction falls below the filing and payment requirement, you will be required to file income tax returns and to pay income taxes in many of these jurisdictions in which we do business or own property and may be subject to penalties for failure to comply with those requirements. In some jurisdictions, tax losses may not produce a tax benefit in the year incurred and may not be available to offset income in subsequent taxable years. Some of the jurisdictions may require us, or we may elect, to withhold a percentage of income from amounts to be distributed to a unitholder who is not a resident of the jurisdiction. Withholding, the amount of which may be greater or less than a particular unitholder’s income tax liability to the jurisdiction, generally does not relieve a nonresident unitholder from the obligation to file an income tax return. Amounts withheld will be treated as if distributed to unitholders for purposes of determining the amounts distributed by us. Please read “—Tax Consequences of Unit Ownership—Entity-Level Collections.” Based on current law and our estimate of our future operations, our general partner anticipates that any amounts required to be withheld will not be material.

It is the responsibility of each unitholder to investigate the legal and tax consequences, under the laws of pertinent jurisdictions, of his investment in us. Accordingly, each prospective unitholder is urged to consult, and depend upon, his tax counsel or other advisor with regard to those matters. Further, it is the responsibility of each unitholder to file all state and local, as well as United States federal, tax returns that may be required of him. Vinson & Elkins L.L.P. has not rendered an opinion on the state or local tax consequences of an investment in us.

Tax Consequences of Ownership of Debt Securities

A description of certain federal income tax consequences of the acquisition, ownership and disposition of any debt securities will be set forth in the prospectus supplement relating to the offering of the debt securities.

INVESTMENT IN US BY EMPLOYEE BENEFIT PLANS

An investment in us by an employee benefit plan is subject to certain additional considerations because the investments of such plans are subject to the fiduciary responsibility and prohibited transaction provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and restrictions imposed by Section 4975 of the Internal Revenue Code. As used herein, the term “employee benefit plan” includes, but is not limited to, qualified pension, profit-sharing and stock bonus plans, Keogh plans, simplified employee pension plans and tax deferred annuities or IRAs established or maintained by an employer or employee organization. Among other things, consideration should be given to (a) whether such investment is prudent under Section 404(a)(1)(B) of ERISA; (b) whether in making such investment, such plan will satisfy the diversification requirement of Section 404(a)(1)(C) of ERISA; and (c) whether such investment will result in recognition of unrelated business taxable income by such plan and, if so, the potential after-tax investment return. Please read “Tax Considerations—Tax-Exempt Organizations and Other Investors.” The person with investment discretion with respect to the assets of an employee benefit plan (a “fiduciary”) should determine whether an investment in us is authorized by the appropriate governing instrument and is a proper investment for such plan.

Section 406 of ERISA and Section 4975 of the Internal Revenue Code (which also applies to IRAs that are not considered part of an employee benefit plan) prohibit an employee benefit plan from engaging in certain transactions involving “plan assets” with parties that are “parties in interest” under ERISA or “disqualified persons” under the Internal Revenue Code with respect to the plan.

In addition to considering whether the purchase of limited partnership units is a prohibited transaction, a fiduciary of an employee benefit plan should consider whether such plan will, by investing in us, be deemed to own an undivided interest in our assets, with the result that our general partner also would be a fiduciary of such plan and our operations would be subject to the regulatory restrictions of ERISA, including its prohibited transaction rules, as well as the prohibited transaction rules of the Internal Revenue Code.

The Department of Labor regulations provide guidance with respect to whether the assets of an entity in which employee benefit plans acquire equity interests would be deemed “plan assets” under certain circumstances. Pursuant to these regulations, an entity’s assets would not be considered to be “plan assets” if, among other things, (a) the equity interest acquired by employee benefit plans are publicly offered securities—i.e., the equity interests are widely held by 100 or more investors independent of the issuer and each other, freely transferable and registered pursuant to certain provisions of the federal securities laws, (b) the entity is an “Operating Partnership”—i.e., it is primarily engaged in the production or sale of a product or service other than the investment of capital either directly or through a majority owned subsidiary or subsidiaries, or (c) there is no significant investment by benefit plan investors, which is defined to mean that less than 25% of the value of each class of equity interest (disregarding certain interests held by our general partner, its affiliates and certain other persons) is held by the employee benefit plans referred to above, IRAs and other employee benefit plans not subject to ERISA (such as governmental plans). Our assets should not be considered “plan assets” under these regulations because it is expected that the investment will satisfy the requirements in (a) and (b) above and may also satisfy the requirements in (c).

Plan fiduciaries contemplating a purchase of limited partnership units should consult with their own counsel regarding the consequences under ERISA and the Internal Revenue Code in light of the serious penalties imposed on persons who engage in prohibited transactions or other violations.

PLAN OF DISTRIBUTION

We may sell the securities being offered hereby directly to purchasers, through agents, through underwriters, and through dealers.

We, or agents designated by us, may directly solicit, from time to time, offers to purchase the securities. Any such agent may be deemed to be an underwriter as that term is defined in the Securities Act. We will name the agents involved in the offer or sale of the securities and describe any commissions payable by us to these agents in the prospectus supplement. Unless otherwise indicated in the prospectus supplement, these agents will be acting on a best efforts basis for the period of their appointment. The agents may be entitled under agreements which may be entered into with us to indemnification by us against specific civil liabilities, including liabilities under the Securities Act. The agents may also be our customers or may engage in transactions with or perform services for us in the ordinary course of business.

If we utilize any underwriters in the sale of the securities in respect of which this prospectus is delivered, we will enter into an underwriting agreement with those underwriters at the time of sale to them. We will set forth the names of these underwriters and the terms of the transaction in the prospectus supplement, which will be used by the underwriters to make resales of the securities in respect of which this prospectus is delivered to the public. We may indemnify the underwriters under the relevant underwriting agreement to indemnification by us against specific liabilities, including liabilities under the Securities Act. The underwriters may also be our customers or may engage in transactions with or perform services for us in the ordinary course of business.

If we utilize a dealer in the sale of the securities in respect of which this prospectus is delivered, we will sell those securities to the dealer, as principal. The dealer may then resell those securities to the public at varying prices to be determined by the dealer at the time of resale. We may indemnify the dealers against specific liabilities, including liabilities under the Securities Act. The dealers may also be our customers or may engage in transactions with, or perform services for us in the ordinary course of business.

Common units and debt securities may also be sold directly by us. In this case, no underwriters or agents would be involved. We may use electronic media, including the Internet, to sell offered securities directly.

LEGAL

Certain legal matters in connection with the securities will be passed upon by Vinson & Elkins L.L.P, Houston, Texas, as our counsel. Any underwriter will be advised about other issues relating to any offering by its own legal counsel.

EXPERTS

The financial statements of Sunoco Logistics Partners L.P., the parent-company-only balance sheet of Sunoco Partners LLC appearing in Sunoco Logistics Partners L.P.’s Annual Report on Form 10-K for the year ended December 31, 2007 and the effectiveness of Sunoco Logistics Partners L.P.’s internal control over financial reporting as of December 31, 2007, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon included therein and incorporated herein by reference. Such financial statements of Sunoco Logistics Partners L.P. and parent-company-only balance sheet of Sunoco Partners LLC are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

2,200,000 Common Units

Representing Limited Partner Interests

PROSPECTUS SUPPLEMENT

April 14, 2009

Citi

Barclays Capital

UBS Investment Bank